UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF PEACE ARCH ENTERTAINMENT GROUP INC.

TAKE NOTICE that the Annual General Meeting of the Shareholders of Peace Arch Entertainment Group Inc. (hereinafter called the “Company”) will be held at The Toronto Board of Trade, 4th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1C1, on:

February 7, 2007

at the hour of 10:00 o’clock in the forenoon (Eastern Standard Time) for the following purposes:

1.

to receive the financial statements of the Company for its fiscal year ended August 31, 2006 and the report of the Auditors thereon;

2.

to determine the number of directors and to elect directors;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his or her place.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the instructions accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the instructions.  The enclosed Form of Proxy is solicited by Management of the Company but, as set out in the Instructions, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.  Unregistered shareholders who received the enclosed Form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Toronto, Ontario, this 9th day of January, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary Howsam”

Chief Executive Officer

Suite 407 – 124 Merton Street, Toronto, Ontario, M4S 2Z2
Telephone:  416-487-0377

INFORMATION CIRCULAR

AS AT AND DATED THE 29th DAY OF DECEMBER, 2006

(unless otherwise noted herein)

This Information Circular accompanies the Notice of the Annual General Meeting of Shareholders of Peace Arch Entertainment Group Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof.  The Meeting is sometimes hereinafter referred to as the “Meeting”.

PERSONS OR COMPANIES

MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the enclosed form of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named as proxy holders in the form of proxy accompanying this Information Circular.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.

The instrument of proxy must be signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company in person to CIBC Mellon, 320 Bay Street, Banking Hall Level, Toronto, Ontario or by mail or fax to CIBC Mellon Trust Company, Proxy Dept, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax 416-368-2502) or at the Head Office of the Company at the address set out above, not less than 24 hours prior to the time of the holding of the Meeting or any adjournment thereof, or be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.  Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN.  WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY GIVES THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

1.

NON-REGISTERED SHAREHOLDERS

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to the clearing agencies and intermediaries for distribution to non-registered shareholders of the Company who have not waived their right to receive such materials.  Non-registered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the common shares they beneficially own.  A voting instruction form (which is not a proxy) is normally mailed to non-registered shareholders by their broker.

Should a non-registered shareholder who receives a Form of Proxy wish to attend, and vote at the Meeting in person (or have another person attend and vote on his/her behalf), the non-registered shareholder should strike out the names of the persons named in the proxy and insert his/her own, or another person’s name in the blank space provided.

Shareholders should note that if they received a voting instruction form from a broker or an intermediary, it is not a valid Form of Proxy and cannot substitute for a Form of Proxy at the Meeting.  The Scrutineer of the Meeting cannot count the votes of a non-registered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary.  Such shareholders need to contact their broker or intermediary and arrange deliver to them of a valid Form of Proxy.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SHARES AND

PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preference Shares without par value.  As at December 29, 2006, there are 32,458,983 Common Shares, 4,347,827 Series I Preference Shares and 3,161,929 Series II Preference Shares issued and outstanding.   At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one (1) vote and, on a poll, every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one (1) vote for each Common Share and one (1) vote for each Preference Share of which such shareholder is the registered holder.  The chairman of the Meeting has the right not to conduct a vote by way of ballot on a matter unless a poll is demanded by a shareholder or proxy holder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting in respect of that matter.

Subject to the Business Corporations Act (Ontario) in respect to a majority shareholder, two persons whether present in person or represented by proxy, constitute a quorum for the transaction of business for any meeting of shareholders.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

		Number of Securities	Percentage of Class
Name	Type of Ownership	Common	Common
CPC Communications Inc.(1)	Direct	6,833,333	21.1%

2

		Number of Securities	Percentage of Class
Name	Type of Ownership	Preferred Shares Series I	Preferred Shares Series I
Drew Craig	Direct	1,847,826	42.5%
Jeff Sagansky	Direct	1,195,652	27.5%
Kerry McCluggage	Direct	1,195,652	27.5%
		Number of Securities	Percentage of Class
Name	Type of Ownership	Preferred Shares Series II	Preferred Shares Series II
Drew Craig	Direct	1,847,826	58.4%
Jeff Sagansky	Direct	939,103	29.7%
Kerry McCluggage	Direct	375,000	11.9%

 (1) CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company and nominee for director.

The directors have determined that all shareholders of record as of the 8th day of January, 2007 will be entitled to receive notice of and to vote at the AGM.

PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the Company for the year ended August 31, 2006 and the report of the auditors thereon will be placed before the meeting.

FIXING THE NUMBER OF DIRECTORS

Management proposes that the number of directors for the Company be fixed at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and by applicable law.  The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next  Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.

ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders unless that person ceases to be a Director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE AGM ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

3

Name and Municipality of Residence & Office	Director Since	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular			Principal Occupation and if not at present an elected director, occupation during the past five (5) years
		Common	Preferred Series I	Preferred Series II
Gary Howsam Toronto, Ontario Director and CEO	January 20, 2003	6,833,333 (1)	-	-	CEO of Peace Arch Entertainment Group Inc.
Richard K. Watson Toronto, Ontario Secretary Director, Corporate Governance & Greenlight Committees	January 20, 2003	1,250,000	-	-	Self Employed Lawyer
Juliet Jones(2) Vancouver, B.C. Director and Audit, Corporate Governance & Compensation Committees	February 22, 2001	17,391	-	-	CFO of Webtech Wireless Inc.
Nelson Thall Toronto, Ontario Director and Audit & Compensation Committees	January 20, 2003	-	-	-	Media Scientist, Independent Contractor
Mara Di Pasquale (3) Toronto, Ontario Director and Chief Financial Officer	February 11, 2004	-	-	-	CFO of Peace Arch Entertainment Group Inc.
Robert Essery Toronto, Ontario Director, Audit & Corporate Governance Committees	February 10, 2005	-	-	-	CEO of How to Web TV. President of the REO group of companies since 1992.
Drew Craig Toronto, Ontario Director and Chairman of the Board, Compensation Committee	July 29, 2005	248,580	1,847,826	1,847,826	Chairman of the Board for Peace Arch Entertainment Group Inc., Media and Telecommunications Investor

[1] Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

[2] Previously the CFO of Peace Arch Entertainment Group Inc. from January 2003-September 2003; President & CEO from December 2001-January 2003; and CFO from 1996-March 2001.

[3] Previously the CFO and COO of Peace Arch Entertainment Group Inc. from September 2003 – August 2006.

All of the nominees are residents of Canada.  At August 31, 2006, the Company had Audit (Juliet Jones, Robert Essery and Nelson Thall), Executive/Corporate Governance (Juliet Jones, Richard Watson and Robert Essery), Greenlight (project approval) (John Flock, Richard Watson, and Jeff Sagansky (Mr. Sagansky is an advisor to the Greenlight committee and does not sit on the Board)) and Compensation (NelsonThall, Drew Craig and Juliet Jones) Committees.

None of the nominees have, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Advance Notice of the Meeting was published pursuant to Section 96 of the Business Corporations Act (Ontario) at Toronto, Ontario on the 27th day of December, 2006.

4

APPOINTMENT OF AUDITORS

At the AGM, shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditors to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration.   PricewaterhouseCoopers were first appointed as the Company’s auditors on March 15, 2003 following the resignation of KPMG LLP, Chartered Accountants who were first appointed in February 1999.  To the knowledge of the directors and officers of the Company, there have been no disagreements, unresolved issues or consultations with the former auditors, KPMG LLP, Chartered Accountants.  It is the intention of management of the Company to vote the proxy solicited hereby, unless the shareholder directs therein that his/her shares be withheld from voting on the appointment of auditors, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the Company’s auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.

The Board believes that its commitment to sound corporate governance practices is in the interest of its shareholders and contributes to effective and efficient decision making.  The TSX Committee on Corporate Governance has issued a series of guidelines (the TSX Guidelines”) for effective corporate governance.  The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.  A company listed on the TSX is required to disclose annually its approach to corporate governance with reference to the TSX Guidelines.  In addition, as a foreign private issuer listed on The American Stock Exchange (“AMEX”), the Company is required to meet the AMEX listing guidelines.  See Schedule A which details the corporate governance practices of the Company and confirms the Company’s compliance, as applicable with the TSX guidelines.

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended August 31, 2006 the Directors of the Company were entitled to a yearly retainer of $5,000.  As well, Directors were entitled to $500 for each Directors’ or Committee Meeting attended in person and $300 for each Directors’ or Committee Meeting attended by conference call.  Chairpersons of any Directors’ or Committee Meeting were entitled to twice that of a non-chair member.   All Directors are entitled to an initial 75,000 stock options.

Set forth below is a list of all stock options granted by the Company pursuant to the Company’s Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (Ontario)) of the Company, outstanding and exercisable at the date of this Information Circular.

Name of Optionee	No. of Common Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors
Robert Essery	10,000	$0.65	February 25, 2005	February 25, 2008
Juliet Jones	15,000	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	18,667	$0.58	October 12, 2005	October 12, 2008
Robert Essery	65,000	$0.58	October 12, 2005	October 12, 2008
Juliet Jones	60,000	$0.58	October 12, 2005	October 12, 2008
Drew Craig	75,000	$0.58	October 12, 2005	October 12, 2008
Other insiders	0

Composition of the Board of Directors

During the fiscal year ended August 31, 2006, the Board comprised of 7 directors.

One of the Guidelines makes it the responsibility of each Board to make a determination of the status of its members as related, unrelated, outside or inside; as such terms are defined or understood in the Guidelines.  The majority of the Company’s directors are independent of Management and are free from any interest, business or other relationship (other than any arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

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Board Committees

(a)

Audit Committee

The mandate of the Audit Committee is to review the Company’s audited financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s interim financial controls.  For the year ended August 31, 2006, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.

The Audit Committee for the year ended August 31, 2006, was composed of:  Juliet Jones, Robert Essery and Nelson Thall.  All of which are independent and financially literate as per MI 52-110 requirements that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” and “financially literate” (both as defined in MI 52-110).  They met 8 times in the last fiscal year.

Relevant Education and Experience

Juliet Jones – a Certified General Accountant, is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from January 2003-September 2003.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.

She has 21 years of accounting experience, 16 years of which were in senior financial roles with public companies.  Ms. Jones has 16 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until September, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

Nelson Thall – was formerly employed with Laventhol & Horwath, Accountants and Clarkson, Gordon as an accountant in training. He was a member of the Audit Committee and is currently a Director of Stan Lee Media, and formerly a director of Imark Corp. (TSX), and Torstar Corporation (TSX).   Mr. Thall studied Intermediate and Advanced Accounting at York University and has also in his career prepared financial statements for a number of corporations associated with public companies.

Robert Essery – Robert Essery has been in business for over 25 years operating a range of private and public sector companies.  As a business manager he has dealt with financial statements and financial reporting to institutions and shareholders.

MI 52-110 requires that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” (subject to a permitted exemption for “controlled companies”, whereby in certain circumstances, one member need not be independent) and “financially literate” (both as defined in MI 52-110).  Please refer to “Audit Committee” in the Company’s Annual Information Form dated November 29, 2006, for further information with regard to the composition of the Audit Committee.

(b)

Compensation Committee

The Board has constituted a Compensation Committee, which will review the Company’s overall compensation philosophy, corporate succession and development plans at the executive officer level.  The Compensation Committee consisted of three independent directors as of August 31, 2006.

The Compensation Committee for the year ended August 31, 2006 was composed of Juliet Jones, Drew Craig and Nelson Thall.

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(c)

Executive/Corporate Governance Committee

The Board has constituted a Corporate Governance Committee, which will develop and implement the Company’s approach to corporate governance issues.  The Corporate Governance Committee also exercise the functions of a nominating committee, and in such capacity will make recommendations with respect to the size and composition of the Board, recommend nominees to the Board, and the amount and form of directors’ remuneration to adequately compensate for risks and responsibilities assumed by directors, and assist in selecting a chair of the Board.  The Company’s orientation and education program for new recruits to the Board will be developed and implemented by this Committee.  In addition, the Executive/Corporate Governance Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors and for assessing the Board on its effectiveness. The Corporate Governance Committee is composed of one related director and two unrelated directors.

The Corporate Governance Committee for the year ended August 31, 2006 was composed of Juliet Jones, Richard Watson and Robert Essery.

(d)

Greenlight Committee

The Board has constituted a Greenlight Committee, which will review projects that meet a certain exposure criteria, ensuring that they are appropriately funded and ultimately giving authority for them to proceed into production.

The Greenlight Committee for the year ended August 31, 2006 was composed of John Flock, and Richard Watson with Jeff Sagansky acting as an advisor.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Compensation Committee (the “Committee”) has the responsibility for annually setting and approving the compensation package for the Chief Executive Officer and for annual reviewing and approving the compensation packages for executive officers of the Company.  The Committee also reviews and approves changes to the Company’s compensation policies in respect of matters such as the structure and granting of stock options.

The Committee was composed of three unrelated directors, Drew Craig, Juliet Jones and Nelson Thall for the year ended August 31, 2006.

Components of Total Compensation

The aggregate compensation of senior officers of the Company, including Named Executive Officers, consists of three components: base salary, car allowance and long-term incentives principally in the form of stock options.  The Company aims to ensure that each executive officer’s compensation is balanced among these three components.

(i)

Base Salary

Base salary levels for all executive officers (including the Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

1.

to attract and retain executives and senior management required for the success of the Company;

2.

to motivate performance;

3.

to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

4.

to reward individual performance and contribution to the achievement of the Company’s objectives.

(ii)

Car Allowance

(iii)

Long-term Incentive Awards

Long-term incentive awards may be granted annually with the target award set as a percentage of the executive’s salary based on corporate performance and the employee’s years of service with the Company.  The Company does take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year.  The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Compensation Committee.

The base salary for the Chief Executive Officer is determined in the same manner as that of all other executives.  The Chief Executive Officer does not participate in the Committee’s or the Board’s decisions or does he vote relating to his

7

compensation.  The long-term components of the Chief Executive Officer’s incentive compensation were determined in accordance with his management contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards.

PENSION PLAN

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

STATEMENT OF EXECUTIVE COMPENSATION

(Form 51-102F6)

“CEO” means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means the individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officers” or “NEOs” means the following individuals:

(a)

each CEO;

(b)

each CFO ;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer at the end of the most recently completed financial year-end.

The following table sets forth the compensation information for the Chief Executive Officer (“CEO”) and the next two (2) most highly compensated executive officers (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial periods ended August 31, 2006, 2005 and 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)[2]	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, CEO	2006	180,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	175,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2004	160,000	Nil	9,600[3]	Nil	Nil	Nil	Nil
Mara Di Pasquale, CFO	2006	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2005	165,000	Nil	9,600[3]	75,000	Nil	Nil	Nil
	2004	149,999	Nil	Nil	Nil	Nil	Nil	NIl
John Flock, President	2006	179,572[5]	Nil	Nil	-	Nil	Nil	Nil
	2005	192,721[4]	Nil	Nil	75,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1]

Ended 31st August.

[2]

Common Shares.

[3]

Car allowance.

[4]

converted to Canadian currency based on an average annual exchange rate of 1.232 Canadian Dollars to 1.00 US Dollar.

[5]

converted to Canadian currency based on an average annual exchange rate of 1.14795 Canadian Dollars to 1.00 US Dollar.

8

LONG TERM INCENTIVE PLANS –

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long term incentive plan awards during the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,908,667 common shares (1)	$0.68	2,131,233 common shares (2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,908,667 common shares	$0.68	2,131,233 common shares

(1) Stock options outstanding as at August 31, 2006.

(2) Stock options remaining available for future issuance as per Amended Stock Option Plan dated February 8, 2006.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date

Gary Howsam	75,000	3.8%	$1.31	$1.31	May 15, 2009
Mara Di Pasquale	75,000	3.8%	$0.63	$0.63	August 31, 2009
TOTAL	150,000	5.1%

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Except for the Company’s Amended Share Option Plan and except as noted below under “Employment Agreements”, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  During the most recently completed financial year, there were 441,333 Common Share options exercised by four employees and two directors of the Company.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Effective September 1, 2004 the Company entered into an Employment Agreement with John Flock, a Named Executive Officer, for a term of 3 years.  The Agreement provides for a salary of US$3,000 per week in lieu of providing services ordinarily rendered as a President of a publicly traded corporation.

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Effective January 23, 2006 the Company entered into an Employment Agreement with Berry Meyerowitz, an Executive Officer of a subsidiary, for a term of 3 years.  The Agreement provides for a base salary of CAD$200,000 per annum plus an annual bonus in lieu of providing services ordinarily rendered as a President of a division.

The Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of resignation, retirement or any other termination of the Named Executive Officers’ employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS

The Company is party to employment agreements with its Named Executive Officers.

PERFORMANCE GRAPH

The following graph compares the cumulative total Shareholder return with those of the S&P TSX Composite Index for the period commencing August 31, 2002 and ending August 31, 2006.  All values assume that $100 was invested on August 31, 2002 in our Common Shares and each applicable index.  Note:  We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

Company/Index	8/31/02		8/31/03		8/31/04	8/31/05	8/31/06
	A	B	A	B	Common	Common	Common
Peace Arch Entertainment Group Inc.	100	100	17.2	18.5	23.7	12.9	21.1
S&P TSX Composite	100		66.8		74.5	94.9	107.4

Return of Investment Chart

**Note that the separate classes were restructured as Commons Shares on March 12, 2004 and began trading as Common Shares on March 16, 2004

10

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of August 31, 2006, none of the officers, directors, employees, all former officers, directors and employees of Peace Arch Entertainment Group Inc. or its subsidiaries was indebted to Peace Arch Entertainment Group Inc. or its subsidiaries.

DIRECTORS’ AND OFFICERS LIABILITY INSURANCE

Primary Policy

The Company has insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to ACE Ina’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

Creditor’s/Debt Holder’s Exclusion of Primary Policy

It is understood and agreed that, in consideration of the premium paid, the Insurer shall not be liable to make any payment for Loss based upon, arising from, or attributable to: (1) any Claims brought by or on the behalf of any creditor or debt holder of the Company; (2) any Claims to pay or collect accounts, including but not limited to, any Claim alleging misrepresentation in consideration for the extension of credit or purchase of a debt instrument, or any deterioration in value of the debt.

The amount deductible is respect of a claim related to the directors and officers, either individually or in the aggregate, is CDN$100,000 and USD$250,000 for SEC Claims.  The deductible applies to claims made by the Company or its subsidiaries in connection with amounts which it, or its subsidiaries, have indemnified directors and officers.

Secondary Excess Policy

The Company has secondary insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to Navigator Insurance Company’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

DISCLOSURE RESPECTING SECURITY BASED COMPENSATION SYSTEMS

The Toronto Stock Exchange (the “TSX”) has implemented new disclosure obligations respecting Security Based Compensation Arrangements (“SBCA”) effective January 1, 2005.  The Company has a Directors, Officers and Employee Stock Option Plan 1999, as amended (the “Plan”).

The following table contains the relevant disclosure required by the TSX in respect of the Company’s SBCA as at the date hereof:

Disclosure Item	Option Plan
Eligible Participants	Any director, officer, or employee of, or consultant to, the Company or of or to any subsidiary.
Total number of securities issuable and issued and the percentage of the Company’s currently outstanding capital represented by such securities.

Issuable – 6,217,466 options, which are 19.2% of the Company’s total outstanding shares on an undiluted basis.

Issued – 2,908,667 options, which are 9.0% of the Company’s total outstanding shares on an undiluted basis.

Maximum percentage, if any, of securities under each arrangement available to insiders of the Company.	The maximum number of common shares which may be reserved for issuance to insiders of the Company is 10% of the common shares outstanding at the time of the grant on an undiluted basis.
Maximum number of securities any one person or company is entitled to receive and the percentage of the Company’s currently outstanding capital.

The maximum number of shares which can be issued to any one insider during any one year period is 5% of the common shares outstanding at the time of issuance.  5% of the Company’s outstanding capital is 1,622,949 shares.

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The method of determining exercise price.

(i) the Board determines the exercise price, which cannot be less than the market price of the shares on the TSX on the trading date one which the option is granted, (ii) the average of the daily high and low board lot trading prices of the Shares on the Exchange over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days.

Term and vesting of stock options.

The Board has the authority to determine the term and vesting provisions of stock options, provided that the term may not be longer than 10 years.  All options issued as at the date hereof have a term of 1 to 3 years.

Causes of cessation of entitlement including termination of employment.

Sixty days after:  (a) termination of an officer’s or employee’s employment, with or without cause; (b) the date on which an individual ceased to be a director;  all options held by that individual ceases to be exercisable.

Six months after:  (a) death of a Participant who is a director,  senior officer or Key Contributor of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of his or her option, the option theretofore granted to him or her shall be exercisable within the six months next succeeding such death and then only:

(a)

by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)

to the extent that he or she was entitled to exercise the option at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

Assignability.

The benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable by the Participant except (i) from the Participant to his or her Holding Company or RRSP or from a Holding Company or RRSP to the Participant and, in either such event, the provisions of this Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Participant, or (ii) as otherwise specifically provided herein.  During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant or by his or her guardian or legal representative.

12

Procedure of amending the SBCA, including whether shareholder approval is required for amendments.

The Board of Directors reserves the right to amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Plan which would:

(a)

materially increase the benefits under the Plan;

(b)

materially increase the number of Shares which may be issued under the Plan;

(c)

materially modify the requirements as to the eligibility for participation in the Plan; or

(d)

otherwise require shareholder approval to comply with Rule 16b-3, the I.R.C. or any other applicable law, rule or regulation;

shall be effective only upon the approval of the shareholders of the Company.  Any material amendment to any provision of the Plan shall be subject to any necessary approvals by the Exchange, other quotation system or any stock exchange or securities regulatory body having jurisdiction over the securities of the Company.

Financial assistance provided by the Company to any participant to facilitate the purchase.	None.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

In connection with the acquisition of kaBOOM! Entertainment Inc. that took place on January 23, 2006, a 4% standby fee was payable to the Secured Creditors that signed Letters of Credit to aid in the financing of the acquisition.  Drew Craig, one of the secured creditors as well as a director and Chairman of the Board, signed a Letter of Credit for $900,638.00 and received 82,649 common shares on April 24, 2006 as payment of the 4% standby fee.

On April 24, 2006, Drew Craig, a director and Chairman of the Board, exercised 250,000 Series II Preference Share warrants and purchased 250,000 Series II Preference Shares at a price of U.S. $0.50 per share.  On May 25, 2006 Mr. Craig exercised the remainder of his warrants of 726,032 Series II Preference Share warrants at a price of U.S. $0.50 per share.

On April 28, 2006, Drew Craig received 116,011 common shares worth CAD$63,203.09 for his dividend entitlement on his preference shares accrued from July 29, 2005 to February 28, 2006.  On June 19, 2006 Mr. Craig received a cash payment for US$33,600.88 for his dividend entitlement accrued from March 1, 2006 to May 31, 2006.  Mr. Craig received 49,920 common shares worth CAD$49,420.54 for his dividend entitlement on his preference shares accrued from June 1, 2006 to August 31, 2006.

On June 16, 2006, the Company entered into an agreement with a company controlled by Drew Craig and a member of the Company’s senior management Berry Meyerowitz to loan the Company $2,740,000. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. During the year, the Company incurred interest of $99,000, which is included in interest expense in the statement of earnings.

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such maters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces.  Copies of the Company's Information Circular and the most recent consolidated and audited financial statements and MD&A are available on request from the Company's CEO.  All the Company’s public documents are filed with SEDAR and EDGAR and can be found on the following websites, www.sedar.com , and www.sec.gov.

Financial information is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME

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BEFORE THE MEETING THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ONTARIO SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Howsam"

Chief Executive Officer

14

SCHEDULE “A”

PEACE ARCH ENTERTAINMENT GROUP INC.

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors (a) Disclose the identity of directors who are independent.	After having examined the relationships of each director, the Board of Directors has determined that the following four directors are independent: Drew Craig Julie Jones Nelson Thall Robert Essery
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The non-independent directors are:

Gary Howsam

Mr. Howsam is the Chief Executive Officer of Peace Arch Entertainment Group Inc.

Mara Di Pasquale

Ms. Di Pasquale is the Chief Financial Officer of Peace Arch Entertainment Group Inc.

Richard Watson

Mr. Watson is the Corporate Secretary of Peace Arch Entertainment Group Inc.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying its responsibilities.

Four of the Seven members of the Board of Directors are independent. Three members (Gary Howsam, Mara Di Pasquale, and Richard Watson) are current officers of Peace Arch Entertainment Group Inc.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

There are currently no directors of Peace Arch Entertainment Group sitting on other boards of reporting issuers in a jurisdiction or foreign jurisdiction.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s more recently completed financial year.  If the independent directors do not hold such meeting, describe what the board of directors does to facilitate open and candid discussion among its independent directors.

Commencing October 2006, the independent directors hold in camera sessions after each board meeting. There have been two in camera sessions in the current fiscal year.
(f) Disclose whether or not the chair of the Board of Directors is an independent director. If the Board of Directors has a chair or lead director who is an	The Chairman of the Board is an independent director. Mr. Drew Craig is the Chairman of the Board.

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independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board of Directors has neither a chair that is independent nor a lead director that is independent, describe what the Board of Directors does to provide leadership for its independent directors.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following is the attendance record for each director for the 12 board meetings held in the current fiscal year – September 1, 2005 to August 31, 2006:

Gary Howsam – 12/12

Mara Di Pasquale – 12/12

Richard Watson – 12/12

Drew Craig – 10/12

Robert Essery – 12/12

Nelson Thall – 12/12

 Juliet Jones – 12/12

2.

Board of Directors Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the Board of Directors delineates its role and responsibilities.

The mandate of the Board of Directors is included as Schedule B to this Information Circular.

3.

Position Descriptions

(a)

Disclose whether or not the Board of Directors has developed written position descriptions for the chair and the chair of each board committee.  If the Board of Directors has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is currently no written position description for the chair and the chair of each committee of the Board of Directors.

The board delineates the role and responsibilities of each such position by explaining to the person nominated to fill the Chair position, prior to their acceptance of the position, what their role and responsibilities are.

(b)

Disclose whether or not the Board of Directors and CEO have developed a written position description for the CEO.  If the Board of Directors and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The CEO currently has a management agreement with the Company which outlines his role and responsibilities as the CEO. The agreement was approved by the Board of Directors.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board of directors takes to orient new directors regarding:

i.

The role of the Board of Directors, its committees and its directors; and

ii.

The nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the Board of Directors takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

 There are no formal orientation or education programs for new Directors, however new Directors are provided with information and documentation relating to the commercial activities of the Company and the internal organization of the Company.  Senior Management and certain of the Directors also meet with potential new Directors.  The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

The Company has a highly qualified group of independent directors, all of which have extensive governance experience.  Presentations are provided to the members of the Board of Directors providing an overview of the Company.  The Board of Directors also seeks updates from its auditors and counsel with respect to new developments.

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iii.

Ethical Business Conduct

(a)

Disclose whether or not the Board of Directors has adopted a written code for the directors, officers, and employees.  If the board of directors has adopted a written code:

i.

disclose how a person or company may obtain a copy of the code;

ii.

describe how the board monitors compliance with its code, or if the Board of Directors does not monitor compliance, explain whether and how the Board of Directors satisfies itself regarding compliance with its code; and

iii.

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

On July 13, 2005 the Board of Directors adopted a Code of Ethics to encourage and promote a culture of ethical business conduct within the Company.  The Code of Ethics may be obtained on the Company website located at www.peacearch.com.

There has been no departure from the code by a director or executive officer.  Accordingly, no material change report was needed or filed.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transaction and agreements in respect of which a director or executive officer has material interest.

The Compensation and Executive/Corporate Governance Committee review related party transactions.  If a director is in a situation of conflict of interest during any discussions occurring at a meeting of the board or one of its committees, he or she must declare his or her interest and withdraw from the meeting so as not to participate in the discussions or in any decisions which may be made.

(c) Describe any other steps the board of directors takes to encourage and promote culture of ethical business conduct.	The Company adopted a Code of Ethics for its directors, officers and employees and ensures that everyone is governed by it.
6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process by which the board identifies new candidates for board nomination is as follows: The CEO submits to the Executive/Corporate Governance Committee candidates to fill vacancies on the Board of Directors.  If the candidacy is endorsed by the Executive/Corporate Governance Committee, it is then submitted for approval to the Board of Directors.  The Audit Committee has been asked to perform the process of assessing the effectiveness of the Board, its committees and individual Directors on an ongoing basis.

17

(b)

Describe whether or not the Board of Directors has a nominating committee composed entirely of independent directors.  If the Board of Directors does not have a nominating committee composed entirely of independent directors, describe what steps the Board of Directors takes to encourage an objective nomination process.

The Company does not currently have a separate nominating committee.  The Executive/Corporate Governance committee currently holds the responsibilities of a nominating committee.  Our Executive/Corporate Governance committee is composed of two independent directors and one dependent director.

Juliet Jones

Richard Watson (Chair)

Robert Essery

(c) If the Board of Directors has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Company does not have a separate nominating committee.
7. Compensation (a) Describe the process by which the Board of Directors determines the compensation for the issuer’s directors and officers.

The board determines the compensation for the directors and officers by first having the compensation committee review potential employment contracts with those of same level officers and board member compensation of our competitors.  The compensation committee then makes a proposal to the board for approval.

(b)

Disclose whether or not the Board of Directors has a compensation committee composed entirely of independent directors.  If the Board of Directors does not have a compensation committee composed entirely of independent directors, describe what steps the Board of Directors takes to ensure an objective process for determining such compensation.

The compensation committee is composed entirely of independent directors.

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(c) If the Board of Directors has a compensation committee, describe the responsibilities; powers and operation of the compensation committee.

i.

Compensation Policies.  Review, evaluate and make recommendations to the Board with respect to the management’s proposals regarding the Company’s overall compensation policies.

ii.

Chief Executive Officer (the “CEO”) Compensation and Goals.  Review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, and have sole authority to determine the CEO’s compensations level (including, but not limited to, salary, long and short-term incentive plans, or other severance plans, as the Committee deems appropriate) based on this evaluation.

iii.

Executive Officers.  Consider and approve the selection, retention and remuneration arrangements for other executive officers and establish, review and approve compensation plans in which any executive officer is eligible to participate.  Such remuneration arrangements can include long and short-term incentive plans, or other severance plans, as the Committee deems appropriate.

iv.

Other Senior Officers and Employees.  Make recommendations to the Board with respect to compensation for senior officers and employees (other than executive officers).  Receive and evaluate performance target goals for the senior officers and employees (other than executive officers) and review periodic reports from the CEO as to the performance and compensation of such senior officers and employees.

v.

Incentive Compensation Plans.  Make recommendations to the Board with respect to the Company’s incentive-compensation plans and equity-based compensation plans and approve to the foregoing, the Committee will (to the extent, if any, it determines to be advisable) grant stock options, and performance based awards designed to qualify as performance-based compensation.

vi.

Overall Review of other Plans.  Except as otherwise determined by the Board, review the other compensation plans of the Company in light of Company and plan objectives, needs, and current benefit levels.

vii.

Board.  Set and review the compensation for the Board and committee members.

viii.

Succession Planning.  Monitor and make recommendations with respect to succession planning for the CEO and other officers.

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(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In June 2006, a consultant performed a review of executive compensation with a similar market capitalization.
8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Executive/Corporate Governance Committee

The Board has constituted a Corporate Governance Committee, which will develop and implement the Company’s approach to corporate governance issues.  The Corporate Governance Committee also exercise the functions of a nominating committee, and in such capacity will make recommendations with respect to the size and composition of the Board, recommend nominees to the Board, and the amount and form of directors’ remuneration to adequately compensate for risks and responsibilities assumed by directors, and assist in selecting a chair of the Board.  The Company’s orientation and education program for new recruits to the Board will be developed and implemented by this Committee.  The Corporate Governance Committee is composed of one related director and two unrelated directors.

The Corporate Governance Committee for the year ended August 31, 2006 was composed of Juliet Jones, Richard Watson and Robert Essery.

Greenlight Committee

The Board has constituted a Greenlight Committee, which will review projects that meet a certain exposure critera, ensuring that they are appropriately funded and ultimately giving authority for them to proceed into production.

The Greenlight Committee for the year ended August 31, 2006 was composed of John Flock, and Richard Watson with Jeff Sagansky acting as an advisor.

9.

Assessment

Disclose whether or not the Board of Directors, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Executive/Corporate Governance Committee has been asked to perform the process of assessing the effectiveness of the Board, its committees and individual Directors on an ongoing basis.   The processes used for these assessments are in the preliminary stage and have not yet been implemented.

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Schedule B

Board Mandate

PREAMBLE

Directors owe a duty to the Corporation, the shareholders, fellow directors, creditors, employees and public stakeholders.  The Board of Directors will function as a unit in discharging its responsibilities, will act in a forthright and collegial manner and will not represent specific constituencies.  Decisions made by the Board will be collective decisions and each director will take responsibility for the Board’s decisions.  Each director has a duty to participate and contribute to the best of their ability in exercising their responsibilities on behalf of the Company.

The roles and responsibilities of each director include the following:

GOVERNANCE

1.

Act honestly and in good faith with a view to the best interests of the Company and its shareholders.

2.

Exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.

Exercise independent judgment.

4.

Oversee the management and conduct of the business and affairs of the Company including undertaking independent investigations and analysis to gain an appropriate knowledge and understanding of all matters for which directors are responsible.

5.

Be knowledgeable concerning all material issues affecting the business and affairs of the Company.

6.

Establish business standards and ethical business practices for the Company.

7.

Ensure ongoing compliance with all applicable laws and standards of financial practices and reporting.

8.

Report actual or potential conflicts of interest to the Board Chairman and the President and CEO and ensure there is not direct or personal gain resulting from the situation.

MANAGEMENT

1.

Ensure senior management staff is of the highest caliber relative to the needs of the Company.

2.

Establish performance for the President and CEO and the management team against which the President and CEO and the management team’s performance can be measured.

3.

Review and assess the achievement of corporate objectives concerning the effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations.

4.

Ensure that a management succession plan is established including a management training and development program to provide for orderly succession of management.

5.

Oversee the performance of the President and CEO and the management team in achieving the corporate strategy.

6.

Develop an appropriate compensation program for the organization’s personnel and ensure all salaries, wages and benefits earned by employees are paid to them on a timely basis.

BUSINESS ISSUES

1.

Assess and manage the Company’s business risks and compare to potential returns.

2.

Ensure that the business affairs of the Company are conducted in a financially sound manner and that the organization remains completely solvent.

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3.

Preserve the Company’s assets against material erosion, i.e. maintain the financial strengths of the Company.

4.

Ensure that a strategic planning process is in place and approve the strategic direction of the Company on behalf of the shareholders.  Monitor management’s success in implementing the strategy.

5.

Create standing and ad hoc committees of the Board as required to facilitate discharging the Board’s responsibilities.

6.

Ensure that an appropriate insurance program is maintained commensurate with the business risks of the Company.

7.

Ensure the integrity of internal control and information systems to facilitate the effective discharge of the Board’s responsibilities.

8.

Review all Board meeting material in advance of each meeting.

9.

Strive for perfect attendance at all Board and Committee meetings.

COMMUNICATIONS

1.

Ensure that the Company has a formal communications program in place to effectively communicate with the organization’s stakeholders.  Such policy must be designed to facilitate feedback.

2.

Ensure timely disclosure of all relevant corporate information including regulatory reporting and filings, financial statement reporting, investor reporting, etc.

TERMS OF OFFICE

1.

Be prepared to serve as a director for at least 1 year and be prepared to assume positions on selected Board committees as may be considered appropriate.

22

Proxy

(Solicited by Management)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company")

TO BE HELD AT:

The Toronto Board of Trade, 4th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1C1

ON:

February 7, 2007 at 10:00 a.m.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints Gary Howsam, a director and officer of the Company, or failing him, Richard Watson,  a director  and officer of the Company or in place of the foregoing, ______________________________ as nominee of the undersigned, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Annual General Meeting of the Shareholders of the Company  (the “AGM”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxy holder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the Notice of Meeting and Information Circular dated December 29, 2006 (the “Information Circular”)).

		For	Withhold
1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company
		For	Against
2.	To authorize the directors to fix the auditors’ remuneration
3.	To determine the number of directors at seven (7).

		For	Withhold
4.	To elect as directors all those named in Numbers 5 to 11 below
5.	To elect as a director, Drew Craig
6.	To elect as a director, Juliet Jones
7.	To elect as a director, Gary Howsam
8.	To elect as a director, Richard K. Watson
9	To elect as a director, Nelson Thall
10.	To elect as a director, Mara Di Pasquale
11.	To elect as a director, Robert Essery

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

      COMMON

     PREFERRED

 (Indicate Series)

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxy holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxy holders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy holders shown and do not complete the blank space provided for the appointment of an alternate proxy holder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy holder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxy holder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxy holder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxy holder. If no choice is specified, the proxy holder has discretionary authority to vote as the proxy holder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxy holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxy holder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of CIBC Mellon Trust Company of Canada, Proxy Dept, P.O. Box 721, Agincourt, ON M1S 0A1, by mail or by fax at 416-368-2502 or in person at CIBC Mellon Trust Company of Canada, 320 Bay Street, Banking Hall Level, Toronto, ON or at the Head Office of the Company at Suite 407 – 124 Merton Street, Toronto, Ontario, M4S 2Z2, 24 hrs prior to the time of the Meeting, or any adjournment thereof, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

ANNUAL REPORT 2006

AMERICAN STOCK EXCHANGE – PAE

TORONTO STOCK EXCHANGE – PAE

This document includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”, “project”, “expect”, or similar expressions.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the company’s periodic report filings with the Securities and Exchange Commission.  By making these forward-looking statements, the company undertakes no obligation to update these statements for revisions or changes.

BOARD MEMBERS, SENIOR OFFICERS, MANAGEMENT AND ADVISORS OF PEACE ARCH ENTERTAINMENT GROUP INC. AND SUBSIDIARIES.

Peace Arch Entertainment Group Inc.

  (“PAE”)

Board of Directors.

Drew Craig was appointed as a Director and Chairman of the Board on July 29, 2005 and is a member of the Compensation Committee.  Mr. Craig has been involved in the media and telecommunications industry for over 25 years.   He started his career at Craig Media a family broadcast company founded by his grandfather. Initially working in the area of television programming and production Mr. Craig assumed various management roles eventually becoming President and CEO of Craig Media until it was sold in December 2004. Under his leadership the company grew dramatically from a single small television station to a group of stations that had a 60% reach of Canada. With the launch of four major market independent television channels Craig Media became the countries largest privately held television company. Mr. Craig also launched three national specialty cable channels MTV, MTV2 and TV Land under a joint venture arrangement with Viacom. Currently Mr. Craig is principal of Craig Wireless Systems a company operating and deploying wireless broadband networks in Canada, the USA and Europe using WiMax technology.

Mara Di Pasquale was appointed as our Chief Financial Officer on September 29, 2003 and as a Director on February 11, 2004.  She was also the Chief Operating Officer from September 29, 2003 until August 31, 2006.  She has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

Robert Essery was appointed as a Director on February 10, 2005 and is currently President of the REO group of companies since 1992.

Gary Howsam was appointed as a Director on January 20, 2003 and our Chief Executive Officer effective December 20, 2002.  Mr. Howsam’s responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.  From 1997 to 2003 Mr. Howsam was President of Greenlight Film and Television Inc., which develops, finances, produces and distributes feature films.

Juliet Jones has been on the Board of Directors since February 22, 2001 and is a member of our Audit, Corporate Governance and Compensation Committee.  Ms. Jones is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from January 2003 to September 2003.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive communications consulting career, including serving as a director of McLuhan Institute, Stan Lee Media Inc. and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology in Toronto.

Richard Watson was appointed as a Director on January 20, 2003 and is a member of Corporate Governance and Greenlight Committee. He has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors, and production companies and has had significant involvement with the financing of Canadian feature films.

The Directors have served in their respective capacities since their election or appointment on the date stated in the respective paragraph and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our Directors and Officers are Canadians. With the exception of Juliet Jones who resides in British Columbia, all of our Directors and Officers reside in the Province of Ontario.

Senior Officers

Gary Howsam is currently our Chief Executive Officer.  See narrative above.

John Flock is currently our President and the President of Peace Arch LA, Inc., based in Los Angeles, California. He is responsible for focusing on the development and production of feature films as well as the licensing and distribution of the Company’s films in the United States. John is a graduate of Columbia University and NYU School of Law. He began his career in the film industry as an attorney specializing in independent production, financing and distribution, with a particular emphasis on international co-production and co-financing arrangements. John has produced or executive produced a dozen feature films, including:”Clockwatchers” (BMG), “Storyville” (Fox), “Fortress” (Dimension) and “Fortress 2 – Reentry” (TriStar).

Mara Di Pasquale is currently our Chief Financial Officer.  See narrative above.

Management

Lewin Webb is President and Head of Production at Peace Arch Motion Pictures Inc. (“PAMP”); he is responsible for both overseeing the development and physical production of all PAMP productions. Lewin began his career as an Assistant Director on several noted films including “Legends of the Fall,” “The Long Kiss Goodnight,” “Fly away Home” and “The Ladies Man”. Lewin also produced ESPN's first Made-for-Television Movie, “A Season on the Brink” and was the Assistant Director and Associate Producer of MTV's first Made-for-Television Movie, “Jailbait”. Most recently, Lewin has completed photography on his second directorial work, “The Good Shepherd”, under the PAMP banner.

Blair Reekie is the President of The Eyes Project Development Corp. the Peace Arch subsidiary involved in documentary and lifestyle television programming. He heads the division's development activities and overseas factual television production at the Company's Vancouver facilities. Blair began his television career with PAE (formerly The Vidatron Group) in 1988 as a staff writer/producer for corporate and educational films, television commercials and special event installations including museums and World's Fairs. Since then, he has garnered more than 14 national and international awards for production, education and media excellence, including Gold Apples (International Educational Film Festival), Golden Maples (International Television Association - Canada), Gold Medals (New York Film Festivals) and Gold Cindys (International Association of Visual Communicators). Blair is the Creator and Executive Producer of the series "Animal Miracles" and "Campus Vets" as well as numerous award-winning specials including "Heroines," "Raven in the Sun" and "Cake Night".

Penny Wolf is Executive Vice-President responsible for international sales and marketing of Peace Arch’s growing slate of film and television productions while operating from the company’s London sales headquarters.  Ms. Wolf has more than 20 years experience in international sales and marketing, most recently as managing director of HBO Films, London, where she helped established the international sales operation for that company.  While at HBO she supervised the worldwide distribution of such films as the Academy Award-nominated “Maria Full of Grace,” “The Life and Death of Peter Sellers” and Gus Van Sant’s “Last Days”, which was nominated for a Golden Palm at this year’s Cannes Film Festival.  Prior to joining HBO Ms. Wolf was Head of Sales at Granada Films, where she sold and marketed “Vanity Fair,” and Vice President of International Sales for Capitol Films Ltd. where she worked on the film “Gosford Park”.

Berry Meyerowitz is President of Peace Arch Home Entertainment Inc., a position he has held since January 2006 when Peace Arch purchased his company, kaBOOM! Entertainment Inc.  He is responsible for overseeing all distribution in Canada and for specifically leading the home entertainment division's growth to become one of the leading independent studios in North America.

Previously, Berry was based in New York City and worked for Marketrend Interactive, a leading provider of premium retail consulting, CRM solutions and marketing services for automotive dealers, dealer groups and OEMs.  Immediately prior to Marketrend Berry served as Vice President, Sales & Marketing for Radiowave.com, a Motorola incubated company, based in Chicago, which was one of the leading developers of streaming audio programming.  Before Radiowave.com, Berry was appointed to re-launch the Canadian office of 20th Century Fox Home Entertainment Canada.  In this capacity he served as Director of Marketing and led the successful campaigns for films such as The Star Wars Trilogy, There's Something About Mary, The X-Files, The Full Monty, and more.  Berry's initial foray into the entertainment industry was as the first employee of Telegenic Entertainment Inc., now Peace Arch Home Entertainment, where as Director of Sales & Marketing he was instrumental in the establishment of the Company's overall operations.  Berry's career also includes the creation and operation of Mad Dog Promotions, a company that specialized in creating unique corporate and university promotional programs.

Berry is the Co-Head of the Arts & Entertainment division of the United Jewish Appeal in Toronto.  He has an MBA from the Schulich School of Business at York University and a Bachelor of Arts in Philosophy and Middle East Politics from the University of Western Ontario and the Hebrew University of Jerusalem.

Michael Taylor, a 22-year television industry veteran, is President of Peace Arch Television, Ltd. and will spearhead the Company's expansion into representation of third-party television productions to the television and home video distribution markets.

At Craig Media, Canada's largest privately held television broadcasting company until its 2004 sale to Chum Media, Mr. Taylor was responsible for sourcing and negotiating all television program supply agreements with major North American broadcasters and suppliers, television programming and scheduling, and sub-licensing program rights to third-party broadcasters.  Michael was involved with some of the most successful and popular television programming throughout his career, and he has worked with and represented a diverse, who's who list of companies - from ABC Television Network to the William Morris Agency and prior to his tenure at Craig Media, Mr. Taylor was CEO at Unified Entertainment (2001-2003), a full-service television distribution and co-production company, CEO of Ewireless Canada Corporation (1999-2001), the Canadian division of a Chicago-based company that created a patented, abbreviated wireless dialing service, and President/COO at Telegenic Communications (1983-1999), a full-service television program, merchandise and licensing entertainment company.

Advisors

Jeff Sagansky has served as the President of Tri-Star Entertainment where he greenlighted such films as "Look Who's Talking," "Peggy Sue Got Married," "Steel Magnolias," "Glory" and "About Last Night." In 1990, he joined CBS as head of programming where he engineered CBS's ratings rise from third to first place in a mere 18 months. While there, CBS developed such critically-acclaimed series as "The Nanny," "Dr. Quinn, Medicine Woman," "Touched By An Angel," "Chicago Hope," "Picket Fences" and the cult favorite "Northern Exposure." In 1994, he joined Sony as Head of Worldwide Television and Strategic Planning for the studio. While there, he oversaw the purchase of Telemundo and the Loew's-Cineplex merger. In 1998, Sagansky became President and CEO of Paxson Communications Corporation, owner of PAX TV. During his four years at Paxson, PAX's network distribution grew from 60% of U.S. TV households to almost 90%.

Kerry McCluggage began his career in the entertainment industry in 1978 at Universal Television, and in 1980 became the company's youngest vice president at the age of 25. In his 13 years at MCA/Universal, he worked in the theatrical division, served as President of Universal Television, and also produced a ground-breaking television series he developed, "Miami Vice." Other series he developed during his tenure include "Magnum P.I.," "Murder, She Wrote," "The A-Team," "Coach," "Northern Exposure," "The Equalizer" and "Law & Order". In 1991, McCluggage became Chairman of the Paramount Television Group, supervising the production and worldwide distribution of Paramount's television programming. During his 11 years at Paramount, McCluggage shepherded such series as "Frasier," the highly-successful "Star Trek" series, "JAG," and the top-rated magazine series "Entertainment Tonight." He also developed and launched America's fifth broadcast network, UPN, while growing the company's station holdings and overseeing the start of the Sci-Fi Channel domestically and the Paramount Comedy Channels in the U.K. and Spain. He is currently the President of Craftsman Films, an independent production company developing motion picture and television product.

Subsidiary Companies

The Company’s operates through five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. The entities through which these businesses operate are as follows:

•

Peace Arch Entertainment Group Inc., (“PAE”), corporate and head office, based in Toronto, which focuses on the management of Motion Picture production activities, providing production administrative and financial structuring services to producers, licensing television rights in the Canadian market and the administration and collection of Canadian and international film tax incentives.

•

Peace Arch LA, Inc. (“PALA”), based in Los Angeles, focuses on the packaging, financing and production of feature films and the licensing of those films in the United States.

•

Peace Arch Films Ltd. (“PAF”), based in London, focuses on the international distribution of feature films produced or financed by the Company as well as acquired third party productions.

•

The Eyes Project Development Corp. (“TEPD”), based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to also serve the international marketplace.  TEPD’s television programs are currently distributed by a third party international (ex. North America) subdistributor.

•

Peace Arch Television Ltd. (“PATV”), based in Toronto, is involved in television production and program distribution.  PATV distributes the Company’s proprietary programming and also secures rights from third-party suppliers and sells those rights to broadcasters, cable and satellite television companies domestically and abroad.

•

Peace Arch Home Entertainment Inc. (formerly kaBOOM! Entertainment Inc.) (“kaBOOM”) based in Toronto, is a distributor of DVDs and related home entertainment products.

Dear Fellow Shareholders,

2006 has been an exciting year of progress for Peace Arch Entertainment. We achieved a number of key business successes that propelled us closer to our goal of building a consistently profitable diversified entertainment company. We fine-tuned our business plan and aggressively implemented our strategy to increase shareholder value by:

➢

Acquiring and/or producing prestige feature film and event television projects;

➢

Acquiring/producing a high volume of low-cost television and direct to DVD feature films;

➢

Licensing our projects to third party distributors in exchange for guaranteed payments and a significant participation in the profits earned by their exploitation; and,

➢

Accelerating growth by acquiring undervalued content and distribution assets.

I am pleased to report that we made tangible progress in each of these key areas during fiscal 2006. We added five new films to our line-up that are intended for worldwide theatrical release starring highly marketable on-screen talent like Steve Buscemi, Jared Leto, Lindsay Lohan, John Malkovich, and Lucy Liu. We co-produced and secured all distribution rights outside the United States to the ten-hour series “The Tudors,” a landmark television event starring Jonathan Rhys Meyers that will premiere on Showtime in the United States in the spring of 2007. We produced or acquired 16 new films for DVD or television premiere featuring such stars as Billy Zane, Jennifer Beals, Michael Madsen and Kristy Swanson.  Overall, during 2006 we filled our sales and distribution pipeline with a diverse array of highly commercial content, and we expect to see the financial results of those efforts as these projects are brought to market in fiscal 2007.

Our sales and distribution operation continues to grow with the addition of experienced, highly regarded senior executives focused on the international television and DVD markets.  We added a number of exciting new customers to our expanding worldwide distribution network including the Lifetime cable network, DVD distributors Genius Entertainment and Union Station Entertainment and, more recently, Sony Pictures Home Entertainment and Corus Entertainment’s Movie Central television network.

On the acquisition front, in January we acquired Canadian home entertainment distributor kaBOOM! Entertainment Inc., which had a banner year of sales and profits and has an exciting line-up of new product already in place for 2007.  We also entered into an agreement to acquire Castle Hill Productions, Inc. and Dream LLC, including their library of more than 500 classic and contemporary movies and their excellent US distribution and sales operation that will complement our own sales force.  Each of these transactions is expected to increase our earnings and profits and diversify our revenue streams while adding valuable content assets and expanding our licensing and distribution capabilities.

We established a number of key alliances in 2006 that we expect will contribute to the Company’s continued growth in 2007.  We completed a private placement of 7.5 million common shares to an investment group of private and institutional investors led by noted entertainment industry figure Todd Wagner. We also signed a multi-picture production and distribution agreement with RHI Entertainment, a premiere producer and distributor of high quality, award-winning television programming that has thus far resulted in five new projects for Peace Arch.

Financially, in 2006 we began to see the positive results of our aggressive strategy.  Revenues increased from CAD$10.7 million in 2006 to CAD$21.3 million in 2007, primarily as a result of our acquisition of kaBOOM! Entertainment.  We experienced a net loss of CAD$4.1 million that is largely attributable to costs associated with the purchase of kaBOOM!, higher stock based compensation and warrant expense associated with investor relations, equity financing and bridge financing.  The company invested in significant new content assets and rights during the year.  As revenues are realized from sales of that programming in 2007, we expect significant increases in revenue and profit performance.

We would like to sincerely thank our employees, directors and shareholders for their support as we build Peace Arch into one of the most exciting companies in the entertainment industry. We are energized by the opportunities we have already seized and by those we are planning to create together in the years ahead.

Gary Howsam

Director and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at November 27, 2006 and comments on Peace Arch Entertainment Group Inc.’s, (“Peace Arch”) operations, performance and financial conditions for the years ended August 31, 2006 and 2005. This should be read in conjunction with the Company’s August 31, 2006 annual report and audited consolidated financial statements and the notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).  Please refer to note 32 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Securities law encourages companies to disclose forward looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. This discussion may contain forward looking statements and are based on our current expectations, estimates and assumptions which are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

ABOUT OUR BUSINESS

Peace Arch Entertainment Group Inc., “Peace Arch” or the “Company”, is an integrated media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library. Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company has a track record of delivering critically acclaimed productions to both film and television distributors. In 2006, the Company’s film Delirious was awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival. In 2005, the Company’s television motion picture, Our Fathers, was nominated for two Emmy awards, and the Directors Guild of Canada nominated the Company’s feature, The Good Shepherd, for two awards. In addition, the Company won six Leo Awards for programming excellence for its projects Love it or Lose it! and Prisoners of Age. The success of these projects enhances the demand for Peace Arch’s existing and future productions and increases the Company’s visibility, enhancing the long-term marketability and value of its library of film and television programming both domestically and internationally.

The Company operates in five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.

Motion Picture

The Company produces or acquires a large number of lower budget feature films intended for DVD or television premieres and a smaller number of medium budget films intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.

During fiscal 2006, the Company delivered 10 feature films and had 9 other features in production at year-end. The films delivered during fiscal 2006 were: The Veteran, Heartstoppers, Warriors of Terra, 5ive Girls, The Last Sect, UKM: Ultimate Killing Machine, Troubled Waters, Living Death, Dead Mary and Delirious. The films acquired or in production at the end of fiscal 2006 were: Chapter 27, Watching the Detectives, Guantanamero, In Tranzit, The Mad, Bottom Feeder, Harm’s Way, Stillborn and Never Forget.

Television

The Company’s Television segment derives revenues by licensing television films, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. In fiscal 2006, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series. During fiscal 2006, the Company delivered 10 episodes of lifestyle programming, 2 documentaries and 1 made-for-television movie.  At year-end, the Company had 1 mini-series, 2 television series and 3 made-for-television movies in production.  The television episodes delivered were for the series Love it or Lose It! (Series II), Makeover Wish, and Uber Guide, the documentaries delivered were Fantasy Lands Asia, and Fantasy Lands 2006,  and the made-for-television movie delivered during the year was The Stranger Game.  The movies for television acquired or in production at fiscal year end were Luna: The Way Home, Passions Web and Nightmare.  The mini-series in production is The Tudors.  The two television series in production were Air Dogs and Last 10 Pounds.

In the third quarter of 2006, the Company entered into a binding letter of agreement, as amended on October 27, 2006, to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which hold the rights to a library of approximately 500 films with a stated purchase price of US$9.0 million. The closing of this acquisition is expected to occur by December 15, 2006.

Home Entertainment

During fiscal 2006 , the Company acquired 100% of kaBOOM! Entertainment Inc. (“kaBOOM!”) , one of Canada’s leading independent home entertainment studios. kaBOOM! Entertainment Inc. was renamed Peace Arch Home Entertainment Inc . and continues to conduct business under the kaBOOM ! label for its children’s products and under the Peace Arch Entertainment for all others products.   This strategic acquisition emphasizes the Company’s focus on building its distribution business.

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to wholesalers and retailers in Canada. It provides a full range of services relating to the licensing, marketing sales and distribution of its products. It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films .

In collaboration with its content partner Nelvana, during fiscal 2006 the Home Entertainment segment developed two unique branded product lines – “Treehouse Presents , ” and “Teletoon Presents” .  Peace Arch Home Entertainment has strong relationships with content providers such as Lions g ate (Maple Pictures), THINKFilm, Sesame Workshop, DIC Entertainment, Sony BMG, EMI Music, and more.

STRATEGIC PRIORITIES

The Company is committed to expanding the way it delivers content to viewers by building its distribution business and focusing on the strength of its brands.  Ownership of distribution rights in film and television programming provides a source of both current and future cash flows. Through growth and exploitation of a library of film and television distribution rights, the Company will realize the benefit of future revenue streams providing a source of long term cash flow and value to the Company.

With this strategic objective, the Company has begun to formalize key international distribution relationships which can reliably support the financing and exploitation of its products. While maintaining a conservative production financing strategy based on single-production, non-recourse bank loans supported in large part by presales of distribution rights and tax credits, the Company is also working to enhance its ability to support financing of projects through exclusive funding agreements with third party interim and equity financiers. Finally, the Company will focus on building and maintaining liquidity and capital resources to fund strategic acquisitions to support its growth.

Through its strong relationships with international and domestic partners, Peace Arch’s vision is to become a world leading independent distributor of feature film and television programming. In support of this, the Company is focused on the following:

•

Building an industry leading sales company though hiring and acquisition;

•

Producing a high volume of quality film and television projects;

•

Minimizing project financing risk;

•

Accelerating growth by acquiring existing content libraries and compatible distribution capabilities.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue  Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the year ended August 31, 2006 were derived primarily from its three business segments: Motion Picture 44%, Television 11% and Home Entertainment 45% (2005 – 86%, 14% and nil, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs   Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses   Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and overhead costs.  Stock based compensation and warrant costs include the expenses associated with stock options granted to employees during the year, as well as the costs related to warrant issues.  The Company categorizes these expenses as salary, general and administrative expenses.

Earnings (loss) from operations before the undernoted   Loss from operations before the undernoted is defined as revenue less expenses.

ANNUAL SELECTED FINANCIAL INFORMATION

The following table presents statistical information for Peace Arch for each of the listed years ended August 31:

(in thousands, except per share and deliveries information)	2006	2005	2004
Deliveries
Feature Films	10	6	7
TV Episodes	10	26	13
Made for Television Movies	1	-	-
Documentaries	2	-	1

The following table presents summary financial information for Peace Arch for each of the listed years ended August 31:

(in thousands, except per share and deliveries information)	2006 $	2005 $	2004 $
Revenues	21,258	10,747	21,236
Loss from operations before the undernoted	(3,144)	(1,851)	(925)
Net (loss) earnings before income taxes	(4,228)	1,449	(1,461)
Net (loss) earnings for the year	(4,120)	1,449	(484)
Cash dividend on Series I Preference Shares	308	22	-
Net (loss) earnings per share – basic & diluted	(0.19)	0.07	(0.03)
Total Assets	83,542	51,168	57,468
Production loans payable	29,762	16,038	12,598

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

HIGHLIGHTS FOR FISCAL 2006

Operations

•

Revenue from operations increased by 98% to $21.3 million in 2006.

•

The strategic acquisition of kaBOOM was finalized, launching the Company’s new home entertainment division.

•

Solidified its management team during 2006 by enhancing its sales team in film and television.

•

The film Delirious was awarded three prizes at the San Sebastian International Film Festival.

•

Appointed an entertainment industry veteran as Chairman of the Board of Directors.

•

A letter of agreement was signed to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which hold the rights to a library of 500 films.

Financial

•

The Company completed a private placement for net proceeds of $8.4 million, used to retire debt and finance the acquisition of kaBOOM.

•

Increased cash dividend to $308,000 from $22,000 on Series I Preferred Shares.

•

Total assets increased by $32.4 million driven by higher investment in film and television programming, accounts receivable, and goodwill from the acquisition of kaBOOM.

RESULTS OF OPERATIONS

The following table presents summary financial information for Peace Arch’s operating business segments and a reconciliation of earnings (loss) from operations before the undernoted to net (loss) earnings for the year for each of the listed years ended August 31:

(thousands of Canadian dollars except percentages and per share amounts)							% Increase (decrease)
	2006 $	%	2005 $	%	2004 $	%	2006 over 2005	2005 over 2004
Revenues Motion Picture Television Home Entertainment	9,399 2,265 9,594	44.2 10.7 45.1	9,200 1,547 -	85.6 14.4 -	18,327 2,909 -	86.3 13.7 -	2.2 46.4 -	(49.8) (46.8) -
	21,258	100.0	10,747	100.0	21,236	100.0	97.8	(49.4)

Expenses Motion Picture Television Home Entertainment Corporate	10,604 1,617 8,718 3,463	112.8 71.4 90.9 -	10,078 948 - 1,572	109.5 61.3 - -	19,980 1,647 - 534	109.0 56.6 - -	5.2 70.6 - 120.3	(49.7) (42.4) - 194.4
	24,402	114.8	12,598	117.2	22,161	104.4	93.7	(43.2)

(Loss) earnings from operations before the undernoted Motion Picture Television Home Entertainment Corporate	(1,205) 648 876 (3,463)	(12.8) 28.6 9.1 -	(878) 599 - (1,572)	(9.5) 38.7 - -	(1,653) 1,262 - (534)	(9.0) 43.4 - -	37.2 8.2 - 120.3	(46.9) (52.5) - 194.4
	(3,144)	(14.8)	(1,851)	(17.2)	(925)	(4.4)	69.9	100.1

Interest income

Interest expense

Provision for obligation to issue shares

Gain on sale of asset

Foreign exchange gain (loss)

Gain (loss) on settlement of obligations

Recovery of selling, general, and administration expenses

Non-controlling interest

	1,126 (2,872) - 44 659 (41) - -		818 (953) - 98 679 2,560 145 (47)		39 (220) (207) - (575) - 427 -

(Loss) earnings before income taxes	(4,228)		1,449		(1,461)

Income tax recovery	108		-		977

Net (loss) earnings for the year	(4,120)		1,449		(484)

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

FISCAL 2006 COMPARED TO FISCAL 2005

Revenues for fiscal 2006 were $21.3 million, up 98% from $10.7 million last year. Motion Picture and Television experienced increases of 2% and 46% respectively. Home Entertainment revenues in 2006 represent seven months of revenues from the purchase, in the second quarter, of kaBOOM! Entertainment Inc.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization,  of $24.4 million were up 94% from $12.6 million in the prior year. The increase is consistent with the revenue growth, and includes seven months of Home Entertainment costs from the purchase of kaBOOM! Entertainment Inc.

(Loss) earnings from operations before the undernoted was $(3.1) million compared to $(1.9) million last year.  (Loss) earnings from operations excludes interest and other gains or losses not attributable to operations.  The Television segment reported earnings of $648,000, an increase of 8.2% from prior year.  The Home Entertainment segment achieved earnings of $876,000 for the seven months reported, and the Motion Picture segment incurred a loss of $(1.2) million, after incurring a loss of $(878,000) the prior year.

Motion Picture

Motion Picture revenues for the year were $9.4 million, up 2% from prior year.  The Company’s strategy to expand its distribution channel with a variety of new programming is consistent with the Company’s focus on distribution.

Operating expenses for the year were $10.6 million, up 5.2% from last year, primarily driven by enhanced marketing and sales activities.

Segment loss was $(1.2) million for the year, 37.2% higher than the loss of $(878,000) reported in the prior year due to increased sales infrastructure and marketing cost related to the increased number of feature films delivered.  The Company increased the sales infrastructure to accommodate the growing number of titles to be acquired or delivered.

Television

Television revenues for the year were $2.3 million, up 46.4% over last year. This increase is due to higher sales from the television library and the recognition of a television movie entitled “The Stranger Game” in fiscal 2006 compared to fiscal 2005.

Operating expenses for the year were $1.6 million, an increase of 70.6% from prior year, consistent with the increase in revenues.

Segment earnings were $648,000 for the year, 8.2% higher than last year.  The Company plans to expand the television division by acquiring and producing more projects.  The Company is currently in production of a 10 hour dramatic mini-series focusing on the tumultuous years of King Henry VIII’s nearly 40 year reign of England.

Home Entertainment

Home Entertainment revenues of $9.6 million in fiscal 2006 represent seven months of revenues recognized from the acquisition kaBOOM! Entertainment Inc. in the second quarter of 2006.

Operating expenses for the year were $8.7 million, representing seven months of DVD duplication, other direct costs and overhead costs associated with home entertainment revenues.

Segment earnings were $876,000 for the year.  The Company acquired kaBOOM in January 2006 as part of the Company’s strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions.  Corporate overhead in fiscal 2006 was $3.5 million, up from $1.5 million in 2005.  The increase is a result of additional support required for organic growth and the acquisition of kaBOOM!.  Stock-based compensation and warrant costs increased to $1.4 million in fiscal 2006 from $257,000 last year.

This increase reflects the Company’s higher expense for the costs related to warrant issues and stock options granted to employees during the year.

Interest Income

Interest income increased to $1.1 million for the year, compared to $818,000 in the prior year.  The largest component is interest revenue earned on the Restricted Term Deposit of $991,000 compared to $811,000 in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $2.9 million up from $953,000 last year due to the increase in production loans from $16 million to $29.8 million and interest on the bank credit facility and interest expense on the Film Financing Obligation discussed above.

In fiscal 2006, $1.1 million of interest on indebtedness relating to production of film and television programming was capitalized. In fiscal 2005, $0.7 million of interest on indebtedness relating to production of film and television programming was capitalized. Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year.

Income Tax Recovery

Intangible assets and goodwill that arose in the kaBOOM! acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting treatment related to the amortization of intangible assets and goodwill.  Amortization of the intangible assets during the year resulted in a partial reversal of the temporary timing differences and an income tax recovery of $108,000.

FISCAL 2005 COMPARED TO FISCAL 2004

Revenues for fiscal 2005 were $10.7 million, down 49% from the prior year.  Both Motion Picture and Television revenues decreased reflecting the lower number of projects produced as well as lower sales from the television library.

Operating expenses defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization,  of $12.6 million were down 43.2% from $22.1 million in the prior year. The decrease in expenses is consistent with the decrease in revenues year over year.

(Loss) earnings from operations before the undernoted was $(1.9) million compared to $(925,000) in 2004.  (Loss) earnings from operations excludes interest and other gains or losses not attributable to operations. The Television segment reported earnings of $599,000, a decrease of 52.5% from prior year.  Motion Picture segment incurred a loss of $(878,000) after incurring a loss of $(1.7) million the prior year.

Motion Picture

Motion Picture revenues for the year were $9.2 million, down 50% from prior year.  The decrease in revenues reflects the lower number of projects produced by Peace Arch and is consistent with the Company’s strategy to prioritize the distribution arm of the business. This resulted in lower presale revenues at the time a project is completed and delivered.

Operating expenses for the year were $10.0 million, down 50% from last year, consistent with the decrease in revenues of 50%.

Segment (loss) earnings from operations before the undernoted was $(878,000) for the year, 47% lower than the loss of $(1.7) million reported in the prior year.

Television

Television revenues for the year were $1.5 million, down 47% from 2004. The decrease is due to lower sales from the television library in fiscal 2005 compared to fiscal 2004.

Operating expenses for the year were $948,000, a decrease of 42.4% from prior year, consistent with the decrease in revenues of 47%.

Segment earnings (loss) from operations before the undernoted were $599,000 for the year, 53% lower than 2004.

Corporate

Corporate overhead in fiscal 2005 was $1.6 million, up from $534,000 in 2004.  The increase was driven by the inclusion of a full year of operations of the Los Angeles office for fiscal 2005, and lower recovery of selling, general and administrative costs.  Included in 2005 was $257,000 of costs associated with the stock options granted to employees, none were granted in 2004.

Interest Income

Interest income of $818,000 for the year compared to $39,000 in the prior year.   Increase in interest income is due to interest revenue earned on the Restricted Term Deposit.

Interest Expense

Interest expense for the year was $953,000 up from $220,000 in 2004 due to an interest expense recorded on the Film Financing Obligation.  The interest expense was offset by interest revenue of the same amount recorded with respect to the Restricted Term Deposit.

Income Tax Recovery

At August 31, 2005, the Company had accumulated losses for tax purposes of $6.5 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of future income taxes valuation of $989,500. These future income taxes arose from the forgiveness of production loans in the amount of $2.7 million from a related party.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth certain unaudited data from the consolidated statements of (loss) earnings for each of the eight most recent quarters ended August 31, 2006. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements contained elsewhere in this report.

(thousands of Canadian dollars except per share amounts)	Revenues	Net (loss) earnings	(Loss) earnings per share
			Basic	Diluted
2006
4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.	7,864 8,824 3,661 909	(2,239) (441) (741) (699)	(0.08) (0.02) (0.04) (0.04)	(0.08) (0.02) (0.04) (0.04)

2005
4th Qtr. 3rd Qtr. (restated) 2nd Qtr. (restated) 1st Qtr.	1,652 4,291 1,706 3,098	(198) 1,967 263 (583)	(0.01) 0.10 0.02 (0.03)	(0.01) 0.10 0.01 (0.03)

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty.  Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  We determined that the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 28, 2005 quarter was a reversal of $6.1 million in revenues and $5.7 million in amortization resulting in an increase of net loss of $0.4 million.

The Company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares.  It was determined that the price of the company’s stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005.  The adjustment to the February 28, 2005 quarter is a gain on the revaluation and settlement of obligation of $762,000 and to the May 31, 2005 quarter a reduction on the gain on settlement of obligations of $762,000.

The preceding table reflects the revised February 28, 2005, and May 31, 2005 quarterly results of operations as well as the quarterly results of the Company for the past two years.

Quarterly net earnings (loss) have varied due to one time events that occurred during the second and third quarter of fiscal 2005 arising from the recognition of a one time $0.8 million gain and $1.3 million gain respectively, on the settlement of obligations.

FOURTH QUARTER

During the fourth quarter, the Company generated revenues of $7.9 million, a significant increase of 376% over the same period last year due to growth in the television division and operations of kaBOOM!.  During the quarter, Peace Arch took delivery of the films “The Veteran”, “UKM: Ultimate Killing Machine”, “Troubled Waters”, “Living Death”, “Dead Mary” and “Delirious”.  Peace Arch also took delivery of the 2 episode documentary “Fantasy Lands 2006”, 5 episodes of the lifestyle program “Uber Guide” and 4 of “Makeover Wish”.

Net loss in the quarter was $(2.2) million, up from the loss of $(198,000) during the same period last year.  The Company in the current quarter incurred additional selling, general and administrative costs for stock based compensation, legal and accounting fees related to an F3 Registration, increase in headcount for the sales division and bad debt expense of $579,000.

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for net proceeds of $8.4 million. The proceeds were used to repay the term loan of $3.4 million, and to settle letters of credit provided by a financial institution and certain of the preferred shareholders of $4.2 million in connection with the kaBOOM! acquisition and to provide working capital. The increase in production loans and proceeds from the private placement account for the majority of the increase in cash flow from financing activities in 2006.

LIQUIDITY AND CAPITAL RESOURCES

The nature of the business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. The Company has historically financed its capital requirements through various bank and other financial institution loans, vendor financing arrangements, loans from related parties as well as through the issuance of shares and warrants.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate, sales infrastructure and through acquisitions and requires additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year, the Company completed a private placement with net proceeds of $8.4 million, secured new sources of financing for the cost of acquisitions and productions carrying lower rates of interest and received funds from the exercise of Preferred Share warrants.  The Company is currently working on various financing initiatives however there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.

The Company’s success is predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The Company attempts to ensure that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film project and in some cases provides a guarantee to the providers of the loan. The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts.  The Company also funds capital requirements through the issuance of shares, warrants and debt. As the business grows, the Company’s financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, is dependant on continued access to external sources of financing.

As at August 31, 2006, the Company had cash or cash equivalents available of $1.2 million compared to $1.4 million in 2005 and had drawn $1.8 million on its $2.5 million bank credit facility.

Cash Flows from Operating Activities

During the year, $17.9 million was used by operating activities, compared to $5.8 million used by operating activities in fiscal 2005 and $3.2 million generated from operations in 2004.  The increase of cash flows used from operations for the year ended August 31, 2006 was due primarily to the increase in investment in film and television programming.

The use of cash flows from operating activities of $5.8 million in fiscal 2005 compared to the increase in cashflows of $3.2 million in 2004 is attributable to a use of working capital in 2005.

Cash Flows from Investing Activities

During the year, cash flow used from investing activities was $7.4 million, compared with $51,000 used in 2005 and $71,000 used in 2004. The increase in 2006 was due to the acquisition of 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc., the net cash requirement of the transaction was $7.2 million.

Cash Flows from Financing Activities

In fiscal 2006, cash flows from financing activities was $25.1 million compared to $5.8 million in fiscal 2005 and cash used for financing activities of $2.6 million in fiscal 2004. The Company issued $31.9 million and repaid $18.3 million of production loans in 2006. These production loans represent various loan financing arrangements for the purpose of commencing the production of a film project or the acquisition of film distribution rights. During 2006, the Company generated cash flows of $8.6 million from financing activities through the issuance of common stock. On June 7, 2006, the Company completed a private placement of 7.5 million common shares for net proceeds of $8.4 million.  The proceeds were used to repay the term loan of $3.4 million, and to settle letters of credit provided by a financial institution and certain of the preferred shareholders of $4.2 million in connection with the kaBOOM! acquisition and to provide working capital. The increase in production loans and proceeds from the private placement account for the majority of the increase in cash flow from financing activities in 2006.

In 2005, cash from financing activities was provided from the proceeds of the issuance of Series I Preference Shares and warrants of $2.3 million, and net additions of production loans of $3.4 million. Cash used in financing activities in fiscal 2004 of $2.6 million was primarily due to the net repayment of production loans.

Capital Resources

Bank Credit Facility the Company has a bank credit facility with a Canadian bank with a maximum credit availability of $2.5 million. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At year end, there was $689,000 available under the facility.

Production Loans  The Company enters into various loan financing arrangements for the purpose of commencing a production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films. The Company expects $26.9 million of the loans to be repaid in 2007, and $2.8 million to be repaid in 2008. The Company has production loans outstanding at August 31, 2006 of $29.8 million compared to $16.0 million in 2005.

Commitments   The Company has entered into various contracts which result in future cash flow commitments related to production loans, operating leases, obligations to issue shares and revenue guarantee obligations. The following table details the cash flow commitments over the next five years and thereafter related to these obligations.

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Bank Credit Facility	1,811	1,811	-	-	-
Production Loans	29,762	26,923	2,839	-	-
Lease Obligations	2,649	377	1,713	559	-
Film distribution rights commitment	2,229	2,229	-	-	-
Revenue Guarantee Obligation	21,272	-	21,272	-	-
Total Contractual Obligations	57,723	31,340	25,824	559	-

At August 31, 2006, the Company had commitments of $2,229,000 (2005 - $3,134,000) with respect to the acquisition of film distribution rights to ten films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

Capital Structure   During the year, the following capital transactions occurred in addition to those noted above:

Capital Stock

i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

ii)

On March 30, 2006, Comerica Bank of California agreed to convert its US$1,075,000 loan for 215,000 shares of the Company’s common stock.

iii)

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

iv)

In connection with the kaBOOM! acquisition on January 23, 2006 certain preferred shareholders provided letters of credit in return for a fee that was eligible to be settled in cash or common shares. The fee was classified as equity as it was most likely to be settled by a fixed number of shares and valued at $108,000. On April 24, 2006, the Company issued 245,291 common shares to settle the fees.

v)

On April 28, 2006, the Company issued 178,620 common shares for the settlement of $97,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $123,000 and therefore the Company recorded a loss on settlement of the dividends of $26,000.

vi)

On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$363,016.

vii)

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private     placement described in note 18(a)(vi) of the financial statements, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable to June 7, 2010 as described in note 20. The fair value of $273,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

viii)

During the year ended August 31, 2006, the Company issued 441,333 common shares for gross proceeds of $255,000 in connection with employee stock options that had been exercised.  A balance of $118,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

ix)

During the year, the Company recorded dividends of $308,000 compared to $22,000 in 2005 in respect of the Series I Preference Shares and the Series II Preference Shares.

x)

On February 7, 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date, as a result, the Company recorded an expense of $469,000. Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable to February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.

xi)

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.  During the year, the warrants were not exercised and have since expired.

Series II Preferred Share Purchase Warrants

See (i), (iii) and (vi) under Capital Stock above.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Common Share Purchase Warrants

See (vii) and (x) under Capital Stock above.

SUBSEQUENT EVENTS

On November 3, 2006, the Company completed a sale of certain distribution rights excluding North America in distribution rights with Sony Pictures Home Entertainment for the television program “The Tudors”.

On November 2, 2006, the Registration Statement filed on September 1, 2006 on Form 3 became effective.   The Company intends to maintain the effectiveness of the Registration Statement until November 2, 2009.

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, where 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

On October 24, 2006, the Company filed Amendment No. 1 to the Registration Statement on Form 3 for the resale of 36,061,540 common shares, no par value, of the Company.  Of the common shares offered 24,978,219 common shares were issued and outstanding, 8,695,654 common shares were issuable upon conversion of preferred shares that were issued to selling shareholders listed in the prospectus, 1,769,000 common shares were issuable upon exercise of warrants that were issued to the selling shareholders listed in the prospectus, and 618,667 common shares were issuable upon exercise of stock options that were issued to the selling shareholders.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

OFF BALANCE SHEET ARRANGEMENTS

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2006, the total amount of such unpaid loans was approximately $223,000 (2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights.  The Company has been advised that the related financing obligation was fully satisfied prior to August 31, 2006 and that therefore PAF has no liability associated with the guarantee.

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties and having normal trade terms.

•

During the year ended August 31, 2006 the Company paid $190,000 (2005 - $185,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

•

During the year ended August 31, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses

•

During the year ended August 31, 2006, the Company received payment of $nil (2005 - $nil) from a company controlled by a shareholder, director and officer of the Company in repayment of an outstanding balance owing. This balance was unsecured, non-interest bearing and had no specified repayment date.

•

As at August 31, 2006, included in accounts receivable was $nil (2005 - $1,421,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

•

On June 16, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. During the year, the Company incurred interest of $99,000, which is included in interest expense in the statement of earnings.

•

As at August 31, 2006, included in production loans was $50,000 due to a director of the Company with respect to a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

•

During the year ended August 31, 2006, the Company paid interest of $13,000 to a member of the Company’s senior management in respect of an interim bridge loan provided for one of the Company’s productions.  The interest is reflected as a cost of that production in investment in film and television programming.

OUTSTANDING SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value.  At November 27, 2006 the Company had 30,915,294 Common Shares outstanding (excluding 343,689 shares in escrow).  At August 31, 2005, the Company had 20,620,615 Common Shares outstanding (excluding 558,689 shares in escrow).

The Company is authorized to issue an unlimited number of Preference Shares, issuable in series without par value.  At November 27, 2006 the Company had 4,347,827 Series I Preference Shares and 3,161,929 Series II Preference Shares and 1,185,898 Series II Preference Share warrants issued and outstanding.  There were 4,347,827 Series I Preference Shares and 4,347,827 Series II Preference Share warrants outstanding in fiscal 2005.

The Company has 6,217,466 Common Shares reserved for issuance pursuant to the current stock option plan, of which 441,333 were exercised prior to August 31, 2006.

RISKS AND UNCERTAINTIES

The Company’s business is subject to a number of risks and uncertainties discussed below.  Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Competition The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.

Seasonality Our revenues and results of operations are subject to variations that are difficult to predict.  Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and whether the cost of productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and will not directly correspond with revenue recognition.

Reliance on key customers  In the year ended August 31, 2006, one customer represented approximately 25% (2005-30%) of revenues, a second customer represented approximately 9% (2005-28%) and a third customer represented approximately 5% (2005-9%) and two customers approximately 8% (2005-nil %) of total revenues.  We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers.  The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

Risks Associated with the Production of Film and Television Programs   Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The Company expects to amortize a

100% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

Managing Future Growth   We are subject to risks associated with possible acquisitions, business combinations, or joint ventures.  From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources.  Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Audience Acceptance Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company’s failure to recoup its investment or realize its anticipated profits.

Departure of Key Personnel   The Company’s business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

International Operations   The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

Government Incentives   The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

Foreign Exchange   The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

Interest Rates   The Company is exposed to interest rate risk from the bank credit facility and production loans bearing interest rates that vary with fluctuations in interest rates.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Impact of new accounting pronouncements

In September 2006, the CICA released new Handbook Section 1506, “Accounting Changes” (Section 1506), effective for annual and interim periods beginning on or after January 1, 2007. This section replaces the former section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company has determined that Section 1506 will not have any impact to the consolidated results of operations or financial position.

In September 2006, the Emerging Issues Committee issued EIC-163 “Determining the Variability to be Considered in Applying AcG-15”, effective for the first interim or annual reporting period beginning on or after January 1, 2007. EIC-163 defines that the variability to be considered in applying AcG-15 is to be based on analysis of the design of the entity and prescribes the steps to be undertaken in such an analysis.  The Company has not yet determined the impact of adopting EIC-163 on its consolidated results of operations or financial position.

Critical accounting estimates

The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.

The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful accounts to reflect credit exposures, recoverability of tax credits returns and rebates, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

Variable Interest Entities   Effective December 1, 2004, the Company adopted Accounting Guideline 15 (“AcG-15”) - Consolidation of Variable Interest Entities issued by the Canadian Institute of Chartered Accountants 9 “CICA”). AcG-15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIEs residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company’s interest in a particular film, as represented by its non refundable minimum guarantees, is variable due to its participation in future distribution revenues of the production entity and can be significant. The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the production entities is $12,118,000.

Film Investments  The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company’s control.  Management’s estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Goodwill and Intangible Assets Goodwill and intangible assets are tested for impairment at least annually.  The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.

The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, or if future performance is below historical trends.

Income Taxes   Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit.  No assurance can be given that future earnings will be sufficient to realize the future benefit.

FINANCIAL INSTRUMENTS

As at August 31, 2006 and 2005, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, revolving credit facility, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2006. The carrying value of the obligation to issue shares reflects fair value as it is reported at the fair value of the shares at August 31, 2006. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years.

The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair market value.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls as required by Multilateral Instrument 52-109 issued by the Canadian Securities administrators.

The Company’s Chief Executive Officer and Chief Financial Officer, with the aid of Management, have designed disclosure controls and procedures, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities particularly during the period in which the annual filings are being prepared. Management has also designed internal controls over financial reporting to provide reasonable assurance regarding reliability of financial reporting and preparation of the financial statements for the year ended August 31, 2006 in accordance with Multilateral Instrument 52-109.  There have been no changes to the Company’s disclosure controls and procedures or to the Company’s internal controls over financial reporting that occurred during the preceding quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at August 31, 2006 and have concluded that the Company’s disclosure controls and procedures were adequate and effective with the following exception.  It was determined at August 31, 2006 additional internal review procedures were necessary to provide reasonable assurance of the reliability of the accounts of certain subsidiary companies.  Management is implementing control procedures to correct this deficiency.

The Company is rapidly growing by incorporating new subsidiaries and acquiring new companies.  From time to time there may be deficiencies in the design of disclosure controls and procedures relating to newly acquired or incorporated subsidiaries.  Given the ongoing increase in size and capacity of operations, management is continually re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Annual Information form, can be found on SEDAR at www.sedar.com.

Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

November 30, 2006

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	November 30 2006 $ (unaudited)	August 31 2006 $ (audited)

Assets

Cash and cash equivalents	3,650	1,216

Accounts and other receivables (note 4)	23,726	21,471

Inventory	2,391	1,830

Investment in film and television programming (note 5)	36,893	29,174

Prepaid expenses and deposits	591	370

Property and equipment (note 6)	585	571

Intangible assets (note 12)	1,785	1,875

Goodwill (note 11)	5,252	5,252

Deferred acquisition costs (note 25(ii))	1,013	511

Restricted term deposits (note 14)	22,980	21,272

	98,866	83,542

Liabilities

Bank credit facility (note 7)	1,533	1,811

Production loans (note 8)	35,688	29,762

Accounts payable and accrued liabilities (note 9)	16,971	11,384

Deferred revenue	2,655	799

Future income tax liability	819	883

Revenue guarantee obligation (note 14)	22,980	21,272

	80,646	65,911

Shareholders’ Equity

Capital stock (note 15)	22,408	21,760

Contributed surplus (note 16)	2,944	2,864

Warrants (note 17)	885	1,010

Other paid-in capital	680	680

Deficit	(8,697)	(8,683)

	18,220	17,631

	98,866	83,542

Nature of operations and going concern (note 1)

Commitments and contingencies (note 22)

Approved by the Board of Directors

                                    Director                                                       Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 $ (unaudited)	Three Months Ended November 30 2005 $ (unaudited)

Revenue	11,330	909

Expenses
Amortization of investment in film and television programming, and other production costs	4,398	832
Home entertainment direct costs	4,249	-
Selling, general and administrative	1,890	1,020
Other amortization	124	20

	10,661	1,872

Earnings (loss) from operations before the undernoted	669	(963)

Interest income (note 14)	260	252
Interest expense (note 18)	(577)	(430)
Gain on sale of asset (note 10)	-	33
Foreign exchange gain (loss)	(317)	409
Loss on settlement of obligations (note 15(a)(iii))	(13)	-

Earnings (loss) before income taxes	22	(699)

Income tax recovery	64	-

Net earnings (loss) for the period	86	(699)

Net earnings (loss) per common share (note 19)
Basic	0.00	(0.04)

Diluted	0.00	(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 $ (unaudited)	Three Months Ended November 30 2005 $ (unaudited)

Deficit – Beginning of period	(8,683)	(4,255)

Preference share dividends (note 15(a)(v))	(100)	(59)
Net earnings (loss) for the period	86	(699)

Deficit – End of period	(8,697)	(5,013)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 $ (unaudited)	Three Months Ended November 30 2005 $ (unaudited)
Cash flows from operating activities
Net earnings (loss) for the period	86	(699)
Items not affecting cash
Amortization of film and television programming (note 5)	2,374	539
Income tax recovery	(64)	-
Other amortization	124	20
Stock-based compensation and warrant costs	119	56
Loss on settlement of obligations	13	-
Gain on sale of asset	-	(33)
Investment in film and television programming	(10,093)	(4,503)
Changes in non-cash operating working capital (note 20)	3,875	1,877

	(3,566)	(2,743)

Cash flows from investing activities
Property and equipment purchases	(48)	(32)

	(48)	(32)

Cash flows from financing activities
Bank credit facility	(278)	-
Issuance of preference shares	277	-
Payment of preference share dividends	-	(59)
Issuance of common shares	123	-
Production loans	15,114	6,438
Repayment of production loans	(9,188)	(4,513)

	6,048	1,866

Increase (decrease) in cash and cash equivalents	2,434	(909)

Cash and cash equivalents – Beginning of period	1,216	1,428

Cash and cash equivalents – End of period	3,650	519

Supplemental cash flow information
Interest paid	610	577

Non-cash transactions (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows form operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

2

Significant accounting policies

a)

Basis of presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2006.

b)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

c)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

3

Consolidation of Variable Interest Entities

In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. as indicated in the following table;

Total VIE Balances $

Cash	(5)
Accounts and other receivables	1,226
Investment in film and television programming	995
Production loans	(1,849)
Accounts payable and accrued liabilities	(367)

The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the various production entities is $14,503,000.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

4

Accounts and other receivables

	November 30 2006 $	August 31 2006 $

Trade receivables	18,053	16,322
Tax credits receivable	5,673	5,149

	23,726	21,471

The Company borrows from financial institutions to make films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At November 30, 2006, $4,097,000 (August 31, 2006 - $4,464,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution loans of $7,422,000 (August 31, 2006 - $7,763,000).

Tax credits receivable are Canadian federal and provincial government refundable tax credits and New York State tax credits. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

5

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			November 30, 2006			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	71,408	49,681	21,727	63,484	48,146	15,338
Productions in progress	4,784	-	4,784	5,503	-	5,503
In development	161	-	161	500	-	500
Television programming
Released	8,029	5,715	2,314	8,307	5,023	3,284
Productions in progress	6,848	-	6,848	3,401	-	3,401
In development	128	-	128	150	-	150
Home Entertainment	1,078	147	931	998	-	998

	92,436	55,543	36,893	82,343	53,169	29,174

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

6

Property and equipment

			November 30, 2006			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	470	142	328	422	124	298
Production equipment	286	75	211	286	63	223
Leasehold improvements	92	46	46	92	42	50

	848	263	585	800	229	571

7

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $2,500,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At November 30, 2006, there was $967,000 (August 31, 2006 -$689,000) available under the facility.

8

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	November 30 2006 $	August 31 2006 $

Bank and other financial institution loans (a)	26,088	20,827
Interim bridging loans (b)	6,270	5,577
Loan from a related party (c), (note 24(b))	2,863	2,839
Vendor financing arrangement (d)	467	519

	35,688	29,762

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Of the loans outstanding, $10,568,000 (US$9,252,000) (August 31, 2006 - $11,648,000 (US$10,538,000)) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions which bear interest at the rate of LIBOR plus 0.75 % to plus 3.25% and a loan of US$250,000 which bears interest at the rate of 11.0% per annum. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. As at November 30, 2006, the weighted average interest rate of the loans outstanding was 8.56% (August 31, 2006 – 6.26%).

During the three months ended November 30, 2006, several loans totalling $1,322,000 (August 31, 2006 – $3,416,000) became due and payable and terms were extended by negotiation until July 31, 2007.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 22(a).

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to finalizing the financing for a film. Of the loans outstanding, $3,634,000 (US$3,182,000) (August 31, 2006 - $5,256,000 (US$4,755,000)) is denominated in United States dollars. These “bridge loans” are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at a rate of 18% to 30% per annum. As at November 30, 2006, the weighted average interest rate of the loans outstanding was 27.70% (August 31, 2006 – 20.96%).

c)

Loan from a related party

On June 16, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000. The proceeds of the loan were used to consolidate existing production and bridge loans related to the financing of certain films, to finance the unencumbered tax credit receivables in connection with two additional films and to provide working capital. This loan bears interest at the rate of 18% per annum, is secured by the Company’s unencumbered entitlement to tax credits receivable on films it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution rights. The unrelated production companies’ guarantees are limited to each production company’s unencumbered entitlement to its tax credit receivables. The loan is due on December 1, 2007.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Vendor financing arrangement

One of the Company’s wholly owned subsidiaries received an interest free loan from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVD’s replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.

e)

Financing arrangements with a Limited Partnership

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

9

Accounts payable and accrued liabilities

	November 30 2006 $	August 31 2006 $

Trade accounts payable	6,633	4,354
Production related payables	7,400	3,529
Distribution liabilities	2,077	2,502
Royalties payable	861	999

	16,971	11,384

10

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold a real estate property and realized a gain of $523,000.  The Company continued to occupy the property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term.   The Company recognized $nil of this gain in the three months ended November 30, 2006 (2005 - $33,000).

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

11

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $6,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $3,202,000 and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1,000,000 based on kaBOOM’s achieving certain results of operations for the twelve months ending April 30, 2006. kaBOOM’s results of operations for the twelve months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4,202,000 was settled from the proceeds of the private placement completed during the year ended August 31, 2006.

The obligations to settle the future cash consideration was supported by letters of credit amounting to $4,202,000 which were provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would have resulted in a loan due by the Company to those parties.  The terms of the financial institution’s letter of credit provided for interest to be paid at the rate of 12% per annum and would be due on July 30, 2006.  The terms of the letters of credit provided by the preferred shareholders provided for interest to be paid at the prime rate plus 12% per annum and be due on demand.  In addition, the financial institution provided a term loan of $3,500,000 bearing interest at the rate of 12% per annum, compounded monthly and was due on July 30, 2006.  This term loan was settled from part of the proceeds of the private placement completed during the year ended August 31, 2006.

In conjunction with the provision of the financing described in the preceding paragraph, the Company incurred aggregate costs of $701,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which was payable in cash or common shares issuable to the preferred shareholders at the option of the Company and was ultimately settled by the issuance of 245,291 Common Shares and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

Amount $
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150
Investment in film and television	1,072
Property and equipment	125
Intangible assets	2,100
Prepaid expenses	7
Goodwill	5,252
Accounts payable and accrued liabilities	(5,884)
Future income tax liability	(991)
Total consideration	7,983

12

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each amortization period is as follows;

	November 30, 2006			August 31, 2006
	Estimated fair value $	Accumulated amortization $	Net Book value $	Estimated fair value $	Accumulated amortization $	Net Book value $

Brand	300	53	247	300	38	262
Customer relationship	1,800	262	1,538	1,800	187	1,613

	2,100	315	1,785	2,100	225	1,875

Amortization of intangible assets totalling $90,000 (2005 - $nil) for the three months ended November 30, 2006, is included in other amortization.  Intangible assets represents the fair value of kaBOOM’s brand and customer relationship acquired.  The customer relationships and brand intangible assets are amortized on a straight-line basis over a period of six and five years respectively.

13

Settlement of obligations

Under the terms of a Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle), a former trade creditor, the Company, who had previously agreed to exchange Fremantle’s trade payable balance for a term loan issued a Conversion Right Certificate (the Fremantle conversion instrument).  It was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event would the conversion price be less than $3.00 per share.  Pursuant to the terms of the Fremantle conversion instrument, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Pursuant to a Release and Reconstitution Agreement with Comerica Bank (Comerica), the terms of a loan guarantee of US$1,075,000 were restructured to restrict repayment of the loan to the ultimate sales proceeds of certain specific exploitation rights and, subject to priority interests, including repayment to Fremantle, to certain assets. The Company also issued a Conversion Right Certificate (the Comerica conversion instrument) to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would, for a period of 90 days, have the right to convert such unpaid amount to common shares in the capital of the Company at a deemed price of $5.00 per share. Pursuant to the terms of the Comerica conversion instrument, the Company reserved a sufficient number of shares that could be issued in settlement of the US$1,075,000 obligation.

Since the Company had issued a right to receive a variable amount of shares in settlement of their obligations, the Company reflected the amounts as a liability.

Subsequent settlement

During the year ending August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.  During fiscal 2005, the Company recognized a gain on settlement of its obligation of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of the Company’s common stock issued on the conversion date, and a gain on settlement of liability of $1,455,000 representing the extinguishment of the Company’s distribution liability to Fremantle.

On March 30, 2006 Comerica converted its US$1,075,000 loan for 215,000 common shares in the Company.  During fiscal 2006, the Company recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s distribution liability to Comerica.

Following the issuance of shares in settlement of their obligations there remained 343,689 common shares held in escrow. On September 1, 2006, the Company returned 121,000 of these shares to treasury (note 15(a)(i)).

14

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these arrangements, the Company received $22,554,000 (£9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships $24,291,000 (£11,567,000) in April 2009 under that revenue guarantee.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At November 30, 2006, the amount of the deposit was $22,980,000 (£10,234,000) (August 31, 2006 - $21,272,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the period ended November 30, 2006, interest income and interest expense of $255,000 (£126,000) (2006 -$251,000 (£120,000)) was included in the results of operations.

15

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$ 0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$ 0.50 per share.

(i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the   balance of the shares originally reserved for issuance to the Comerica Bank of California as   per their conversion agreement.

(ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price   of US$0.50 per share for proceeds of US$250,000.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(iii)

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000   of   dividends payable to certain preferred shareholders. The value of the shares issued to settle   the liability was $84,000 and therefore the Company recorded a loss on settlement of the   dividends of $13,000.

(iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

(v)

During the three months ended November 30, 2006, the Company recorded dividends of $100,000 (August 31, 2006 - $308,000) in respect of the Series I Preference Shares and the Series II Preference Shares being 10% of their subscription face value of US$3,580,965 (August 31, 2006 – US$3,330,965).

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount $	Number of shares	Amount $	Number of shares		Amount $	Total amount $

Balance – August 31, 2006	30,964,977	18,164	4,347,827	1,656	2,661,929		1,940	21,760

Issued for cash on exercise of Series II Preference Warrants (note 15(a)(ii))	-	-	-	-	500,000		277	277
Transfer of warrant fair value on exercise of Series II Preference warrants (note 17)	-	-	-	-	-		80	80
Issued for settlement of dividend payable (note 15(a)(iii))	71,318	84	-	-	-		-	84
Issued for cash on exercise of common share warrants (note 15(a)(iv))	200,000	123	-	-	-		-	123
Transfer of warrant fair value on exercise of common share purchase warrant (note 17)	-	84	-	-	-		-	84

Balance – November 30, 2006	31,236,295	18,455	4,347,827	1,656	3,161,929		2,297	22,408
Shares held in escrow (note 13)	343,689	351	-	-	-		-	351
Returned to treasury from escrow– (note 13)	(121,000)	(123)	-	-	-	-	-	(123)
Shares held in escrow	222,689	228	-	-	-		-	228

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock options

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. The Company intends to issue new shares for any stock options exercised.

The following table summarizes information about stock options outstanding as at November 30, 2006:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

December 1, 2008	0.47	125,000	2.1
January 23, 2009	0.48	150,000	2.2
July 1, 2008	0.52	300,000	1.6
July 28, 2008	0.52	100,000	1.7
October 12, 2008	0.58	218,667	1.9
February 1, 2010	0.63	250,000	3.3
August 31, 2009	0.63	617,500	2.8
February 25, 2008	0.65	647,500	1.3
September 1, 2008	0.73	125,000	1.8
May 15, 2009	1.31	75,000	2.5
June 1, 2009	1.38	125,000	2.6
November 14, 2009	1.21	225,000	3.0
June 12, 2010	0.95	50,000	3.6
August 31, 2010	1.40	50,000	2.6
September 1, 2010	1.43	30,000	3.8

		3,088,667	2.2

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes information about stock option transactions:

	Number of shares	Weighted average exercise price $

Balance – August 31, 2006	2,908,667	0.68

Granted	305,000	1.29
Exercised	-	-
Expired	-	-
Forfeited	(125,000)	(0.95)

Balance – November 30, 2006	3,088,667	0.76

The weighted average fair value of options granted for the three months was $0.73 (August 31, 2006 - $0.39).

At November 30, 2006, a total of 2,270,055 (August 31, 2006 – 1,517,215) options were exercisable at a weighted average exercise price of $0.68 (August 31, 2006 - $0.69).

The following table summarizes information about unexercisable stock options outstanding at November 30, 2006;

	Number of shares	Weighted average grant-date fair value $

Balance – August 31, 2006	1,391,452	0.38

Granted	305,000	0.73
Vested	(844,507)	(0.42)
Forfeited	(33,333)	(0.20)

Balance –November 30, 2006	818,612	0.47

As at November 30, 2006, the Company had total compensation costs related to non-vested awards not yet recognized of $353,000 (August 31, 2006 - $225,000) with a weighted average period of 2.6 years (August 31, 2006 – 2.6 years).

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Stock-based compensation to employees

The Company has recorded stock based compensation expense for the stock options granted to employees in the amount of $80,000 in the three months ended November 30, 2006 (2005 - $56,000) and is included in selling, general and administrative expenses. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	November 30, 2006	August 31, 2006

Volatility (based on historical volatility)	91 to 104%	93 to 108%
Risk-free interest rate	3.4 to 4.0%	2.5 to 3.0%
Expected life	2.0 to 3.0 years	0.5 to 3.0 years

Historically, no dividends have been paid on common shares and none have been assumed.

16

Contributed surplus

The Company issued stock options to employees during the three months ended November 30, 2006 as compensation. The Company has recognized $80,000 (2005 - $56,000) (note 15(c)) as expense and contributed surplus.

Amount $

Balance – August 31, 2006	2,864

Stock based compensation expense	80

Balance – November 30, 2006	2,944

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

17

Warrants

Series II Preferred Share Purchase Warrants

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any   time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000.

An amount of $164,000 (2005 - $nil), representing the value of the Series II Preference Share warrants and the Common Share warrants exercised during the three months ended November 30, 2006 was transferred to the cost of the issued Series II Preference Shares and Common Shares.

Common Share Purchase Warrants

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

On February 7, 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date.  Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants granted to non employees in the amount of $39,000 (2005 - $nil) during the three months ended November 30, 2006 and is included in selling, general and administrative expenses.

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year ended August 31, 2006, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount $

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010

Value recognized	-	39	-	-	39
Converted	(200,000)	(84)	(500,000)	(80)	(164)

As at November 30, 2006	1,569,000	696	1,185,896	189	885

As at November 30, 2006, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		November 30, 2006		August 31, 2006
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
February 6, 2009	US 0.54	1,300,000	-	1,500,000	-
June 7, 2010	1.21	269,000	-	269,000	-
July 29, 2009	US 0.50	-	1,185,896	-	1,685,896

		1,569,000	1,185,896	1,769,000	1,685,896

18

Interest expense

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Interest expense comprises the following:

Bank credit facility	33	-
Production loans	263	179
Film finance transaction (note 14)	255	251
Other	26	-

	577	430

Interest capitalized to film and television programming costs	342	44

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

19

Earnings (loss) per common share

(amounts in $ except weighted average number of shares)	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Numerator for basic net earnings (loss) per common share
Net earnings (loss)	86	(699)
Less: Preference share dividends	(100)	(59)

Earnings used for basic net earnings (loss) per common share	(14)	(758)
Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	31,004	21,179

Basic net earnings (loss) per common share	0.00	(0.04)

Numerator for diluted net earnings (loss) per common share:
Net earnings (loss) used in computing basic net earnings (loss) per common share	(14)	(758)
Preference share dividends	100	-
Denominator for diluted net earnings (loss) per common share	86	(758)

Weighted average number of common shares	31,004	21,179
Series I Preference Shares	2,073	-
Stock options and warrants	3,667	-
Contingently issuable shares	222	-

Shares used in computing diluted net earnings (loss) per common share	36,966	21,179

Diluted net earnings (loss) per common share	0.00	(0.04)

For the three months ended November 30, 2005, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants contingently issuable shares, stock options and other warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as the exercise price is greater than share price, to the basic earnings (loss) per common share.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

20

Changes in non-cash operating working capital

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Accounts and other receivables	(2,255)	2,475
Inventory	(561)	-
Prepaid expenses and deposits	(221)	31
Deferred acquisition costs	(502)	-
Accounts payable and accrued liabilities	5,558	(712)
Deferred revenue	1,856	83

	3,875	1,877

21

Non-cash transactions

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Fair value of warrants attributed to issuance of Series II Preference Shares and common share (note 17)	164	-
Issuance of common shares on settlement of obligations (note 15(a)(iii))	71	-

22

Commitments and contingencies

a)

Loan guarantees

i)

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2006, the total amount of such unpaid loans was approximately $219,000 (August 31, 2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

The Company has provided loan guarantees to the Canadian limited partnership (see note 8(e)) related to certain independent production entities’ bank loans totalling $3,379,000 in respect of financing the certain independent production entities production costs. In each case, the Company has provided a minimum guarantee to the independent production companies in respect of the acquisition of certain distribution rights.

b)

Film distribution rights commitment

At November 30, 2006, the Company had commitments of $1,475,000 (August 31, 2006 - $2,229,000) with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

Lease obligations $
2007	275
2008	491
2009	602
2010	589
2011	559

2,516

e)

New business venture

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, whereby 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

23

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Company created a new business segment during the year ended August 31, 2006, Home Entertainment, which reflects the Company’s new business, as described in note 11.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segment earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and segment selling, general and administrative expenses. Selling general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The Company has changed the structure with which it reports segments and has restated the corresponding information of prior periods. Selected information for the Company’s operating segments, net of intercompany amounts, is as follows:

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Revenue
Motion Picture	4,460	810
Television	1,185	99
Home Entertainment	5,685	-
	11,330	909

Segment earnings (loss) from operations before the undernoted
Motion Picture	448	(623)
Television	88	(67)
Home Entertainment	834	-
Corporate	(701)	(273)
	669	(963)

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	November 30 2006 $	August 31 2006 $

Total Assets
Motion Picture	67,062	64,538
Television	15,750	5,598
Home Entertainment	16,054	13,406
	98,866	83,542

Goodwill by reportable business segment as follows:

Home Entertainment	5,252	5,252
	5,252	5,252

Revenue by geographic location, based on the location of customers, is as follows:

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Revenue
Canada	7,656	147
United States	30	-
United Kingdom	1,235	-
Germany	-	401
Japan	620	-
Other foreign	1,789	361

	11,330	909

24

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the three months ended November 30, 2006 the Company paid $47,000 (2005 - $nil) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

During the three months ended November 30, 2006 the Company incurred interest of $123,000 (2005 - $nil) in respect of a $2,740,000 loan from a company controlled by a director and a member of the Company’s senior management (see note 8). The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. The interest is included in interest expense in the statement of earnings.

c)

As at November 30, 2006, included in production loans was $50,000 (August 31, 2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

Other related party transactions and balances have been described elsewhere in these financial statements.

25

Subsequent events

i) Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, and VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company’s claim against Viacom, wherein Viacom agreed to pay US$1,000,000. In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series Big Sound.

ii) Business acquisition

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a purchase price of US$9,000,000. The purchase consideration is US$8,000,000 cash and US$1,000,000 in issuance of Company shares.   The total amount of Common Shares issued was 1,120,419 and the fair value per Common Share was US$0.89, determined as at the 10 day weighted average prior to closing.  As at November 30, 2006, the Company had incurred $1,013,000 (August 31, 2006 - $511,000) in costs; $398,000 as part of the US$9,000,000 acquisition price and $615,000 additional costs directly associated with the acquisition. These costs are included in deferred acquisition costs on the consolidated balance sheet.

The cash component of the transaction was financed by (i) a corporate facility with Canadian Imperial Bank of Commerce for US$2,700,000 secured by the acquisition’s accounts receivables; (ii) two increased loan facilities with Imperial Capital Bank totalling US$4,600,000, secured by Peace Arch’s accounts receivables; (iii) working capital of the Company in the amount of US$700,000.  The acquisition will be accounted for under the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s second quarter results.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The preliminary allocation of the cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

US$
Accounts receivable	3,052
Investment in film and television	7,100
Goodwill	305
Participation payable	(917)
Total	9,540

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the investment in film and television programming, intangible assets and other amounts are completed.

26

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

a)

Application of U.S. GAAP

i)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

ii)

Beneficial conversion feature – Series II Preference Shares

During the year ended August 31, 2006, 2,661,929 Series II Preference Share purchase warrants were exercised at a price of US$0.50 per share.  The Series II Preference Share purchase warrants were issued at a price below par value and therefore the intrinsic value of those warrants is evaluated at the date of exercise; where the deemed proceeds is less than the fair value of the underlying common stock that would be received upon exercising the convertible preference shares, a beneficial conversion feature is recognized.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series II Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series II Preference shares. The Series II Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

Non-employee stock based transaction

During the year ended August 31, 2006, the Company granted 1.5 million common share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an increase in the warrant balance since the warrants must be settled in registered shares. For U.S. GAAP purposes, the non-exercisable portion of the grant would be recorded as a liability with gains or losses arising from the revaluation of the liability fair value to the date the shares for the warrants are registered being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

iv)

Reduction of deficit

During the year ended August 31, 2005, for Canadian GAAP purposes, as permitted under Section 34(1)(b)(ii) of the Ontario Business Corporation Act the Company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

v)

Adoption of FIN 46(R)

Effective August 31, 2004, the Company was required to adopt Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN No. 46(R) requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46(R), the Company is required to consolidate the assets, liabilities and operating results of PAPDC.  Following the sale of PAPDC to a third party, the Company continued to have a variable interest in PAPDC, and it was determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the Company is considered the primary beneficiary of PAPDC and consequently the Company has consolidated PAPDC on a prospective basis effective August 31, 2004.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Effective December 1, 2004, the Company adopted ACG-15 “Consolidation of Variable Interest Entities” under Canadian GAAP such that no reconciling differences existed in respect of FIN 46(R) in the Company’s results after that date.

Under U.S. GAAP, the net loss and loss per share figures for the three months ended November 30, 2006 and the year ended August 31, 2006, and the shareholders’ equity as at November 30, 2006 and August 31, 2006 are as follows:

	Net earnings (loss)		Shareholders’ equity
	Three Months Ended November 30		November 30	August 31
	2006 $	2005 $	2006 $	2006 $

Net earnings (loss)/shareholders’ equity – Canadian GAAP	86	(699)	18,220	17,631
Benefit realized on film financing transaction (note 26(a)(i))	51	-	(496)	(547)
Beneficial conversion feature – Series II Preference shares (note 26(a)(ii))	(136)	-	-	-
Non employee stock based compensation (note 26(a)(iii))	(164)	-	(515)	(351)

Net earnings (loss)/shareholders’ equity - U.S. GAAP	(163)	(699)	17,209	16,733

Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	31,004	21,179
Basic earnings (loss) per common share under U.S. GAAP	(0.00)	(0.04)

Denominator for diluted net earnings per common share
Weighted average number of common shares outstanding	31,004	21,179
Diluted earnings (loss) per common share under U.S. GAAP	(0.00)	(0.04)

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

The following table indicates the changes to the Company shareholders’ equity.

	November 30 2006 $	August 31 2006 $

Shareholders’ equity – beginning of period	16,733	7,480
Net (loss) for the period	(163)	(3,753)
Conversion of Series II Preference Share Warrants (note 15(a)(ii))	277	1,516
Beneficial conversion feature arising from issuance of Series II Preference Shares (note 26(a)(ii))	136	605
Issuance of common shares for cash	-	8,370
Issuance of shares in settlement of obligation	-	231
Issuance of stock options granted (note 15(c))	80	640
Issuance of warrants (note 17)	39	741
Issuance of common shares on conversion of debt (note 15(a)(iii))	84	157
Issuance of common shares for acquisition of kaBOOM (note 11)	-	800
Exercise of stock options	-	255
Exercise of warrants (note 15(a)(iv))	123	-
Dividends declared (note 15(a)(v))	(100)	(308)

Shareholders’ equity – end of period	17,209	16,733

b)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	November 30 2006 $	August 31 2006 $

Balance - Beginning of period	259	628

Credited to expenses	-	(369)

Balance - End of period	259	259

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

(27)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 22, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.